PE
8-31-02

02057936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/09/2002

TIME: 13:08:45

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Major Sea Gas Exploration to Meet SE Aust. Energy Needs

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 September 2002
From	Bill Hundy	Pages	3
Subject	**MEDIA RELEASE**		

For your information I attach a copy of a Media Release made by SEA Gas (a joint venture between Origin Energy and International Power) today.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

SOUTH EAST AUSTRALIA

SEA gas

MEDIA RELEASE

September 4, 2002

MAJOR SEA GAS EXPANSION TO MEET SOUTH EAST AUSTRALIA'S ENERGY NEEDS

The SEA Gas underground pipeline from Victoria to South Australia is to be significantly expanded.

Under a deal signed yesterday, International Power, Origin Energy and TXU have become equal equity participants in the expanded SEA Gas pipeline, now worth approximately $500 million.

The expanded SEA Gas pipeline will avoid the potential requirement for a second pipeline from Victoria to Adelaide while boosting the supply of gas through the line from up to 70 Petajoules per annum to 125 Petajoules. The diameter of the 680 km pipeline will be increased from 360 millimetres (14 inches) to 450 millimetres (18 inches).

SEA Gas Chairman Dr Ed Metcalfe said the outcome was very positive for the project and for South Australia.

"The SEA Gas pipeline is one of the most important energy infrastructure projects in Australia and will meet the needs of a range of energy providers in South Australia and Victoria," Dr Metcalfe said.

"We have all worked very hard over the past few weeks to deliver this solution which supplies more gas to South Australia within our original timetable and without causing any additional disruption to landholders in Victoria and South Australia.

"The pipeline is now being re-engineered to carry more gas and this should not cause any delays as many of the approvals have been obtained and much of the preparatory work has already been undertaken," Dr Metcalfe said.

The original schedule for construction of the pipeline remains on target for October 2002 and SEA Gas expects that gas will begin to flow to SA in late 2003, with the pipeline in commercial operation by January 2004.

SEA Gas has awarded the major pipeline engineering, procurement and construction (EPC) contract to a joint venture between AJ Lucas Joint Ventures and Spie Capag Australia Pty Ltd. A contract for the first compressor station has also been awarded to HPS Technology Pty Ltd.

Natural gas will initially be produced from two offshore Victorian gas fields – Minerva, located about 10 kilometres offshore from the South-West Victorian coast near Port Campbell and Yolla, about 100 kilometres offshore from Western Port, further east along the Victorian coast.

The pipeline will also expedite the development of Thylacine and Geographe gas fields through assured access to the South Australian and the Victorian gas markets.

FURTHER INFORMATION:

Mr Jim Kouts, International Power Corporate Affairs Manager (Australia)
on 0417 866 474

ISSUED BY HUGHES PUBLIC RELATIONS

Tim Hughes on (08) 8373 5322 (O) or 0417 788 891 (M)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/09/2002

TIME: 09:43:29

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Expansion of proposed SEA Gas pipeline

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 September 2002
From	Bill Hundy	Pages	2
Subject	**EXPANSION OF PROPOSED SEA GAS PIPELINE**		

Attached please find an ASX Release regarding the expansion of the proposed SEA Gas pipeline.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

4 September 2002

Expansion of proposed SEA Gas pipeline

Origin Energy advises that agreement has been reached on the expansion of the proposed SEA Gas pipeline between Port Campbell and Adelaide with co-venturer International Power and electricity provider TXU.

Further details of the agreement and the expanded pipeline project will be provided in a joint announcement to be made at 1.00pm today.

For further information on this release, please contact:

Mr Grant King
Managing Director
Origin Energy
Ph (02) 9220 6470

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/09/2002

TIME: 14:36:15

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Senior Executive Option Plan

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 September 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 August 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
647,904,152	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,245,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 3 September 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 02/09/2002

TIME: 11:31:18

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 3 Progress Report Onshore Perth Basin

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	2 September 2002
From	Bill Hundy	Pages	3
Subject	**HOVEA 3 PROGRESS REPORT**		

Please find attached a drilling report regarding Hovea 3 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

2 September 2002

Hovea 3 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 3 appraisal well, located in the onshore Perth Basin Production Licence L1, was abandoned on 30 August 2002, following an inability to free stuck pipe over the Dongara Sandstone reservoir section. The well was sidetracked on 30 August 2002 from a depth of 1500m. Hovea 3 Sidetrack 1 is currently drilling ahead in the Kockatea Shale at a depth of 1868m RT at 08:00 hours WST on Monday, 2 September 2002.

The primary objective of Hovea 3 Sidetrack 1 is to appraise the oil pool in the Dongara Sandstone reservoir discovered by Hovea 1 well and Hovea 3 and provide wireline logs as closely correlatable as possible to the cored zone in Hovea 3. Hovea 3 Sidetrack 1 is being drilled from the Hovea 3 borehole and will be sidetracked to a location 30m north of Hovea 3. Hovea 3 Sidetrack 1 will be drilled through the Dongara/Wagina section and into the top of the Carynginia section in 8½ inch hole. Seven inch production casing will then be run to case off the Dongara oil reservoir prior to drilling ahead. This will ensure that problems associated with differential sticking against the reservoir, which were encountered in Hovea 3, should not recur. Subsequent deepening of the well in 6 inch hole will then allow testing of the extent and nature of the High Cliff Sandstone gas accumulation encountered in Hovea 2 and the evaluation of the gas shows in the Irwin River section encountered in Hovea 3 but not subsequently evaluated due to the stuck pipe.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 3 Sidetrack 1 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Under agreement with ARC, Origin will operate the drilling of Hovea 3 Sidetrack 1).

* a wholly owned subsidiary of Origin Energy Limited

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 30/08/2002

TIME: 15:33:00

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completion of Acq of CitiPower electricity retail business

ORG000072

Origin energy

facsimile

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 August 2002
From	Bill Hundy	Pages	2
Subject	**Origin Energy completes acquisition of CitiPower electricity retail business**		

Please find attached completion on the acquisition of CitiPower electricity retail business.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

30 August 2002

Origin Energy completes acquisition of CitiPower electricity retail business

Origin Energy advises that it has today completed its previously announced $ 137 million acquisition of the electricity retail business of CitiPower from Cheung Kong Infrastructure (CKI) and Hong Kong Electric (HKE). This follows the completion of the acquisition of CitiPower (initially consisting of electricity retail and distribution businesses) by Cheung Kong Infrastructure (CKI) and Hong Kong Electric (HKE) from American Electric Power (AEP). Following these transactions CKI and HKE will retain ownership of the CitiPower corporate entity and its electricity distribution business.

Origin is entitled to profits from this retail business from 1 July 2002. The business comprises 260,000 residential and small business customers in Melbourne's CBD and inner suburbs, and 4,000 large commercial and industrial customers throughout the eastern seaboard. It builds on Origin's existing gas, electricity and LPG retail position in Victoria and provides Origin with over 2 million customers across Australia.

The acquisition complements Origin's other business activities in southeastern Australia. These include gas-fired power generation and developments of the BassGas Project delivering gas, oil and LPG into Victoria, the Thylacine and Geographe gas fields in the offshore Otway Basin and the SEA Gas pipeline from southwestern Victoria to Adelaide. These projects demonstrate Origin's ability to apply its integrated strategy to opportunities emerging in the energy industry.

For further information on this release, please contact:

Karen Moses
Executive General Manager, Wholesale & Trading
Origin Energy
Telephone (02) 9220 6439 or Mobile 0417 690 910

Investor Relations enquiries please contact:

Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone (02) 9220 6558 or Mobile 0417 864 255

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/08/2002

TIME: 12:56:14

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders: Dividend Reinvestment Plan

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	28 August 2002
From	Bill Hundy	Pages	3
Subject	**DIVIDEND REINVESTMENT PLAN**		

In accordance with Listing Rule 3.17 please find attached correspondence being sent to all Origin Energy shareholders regarding the Dividend Reinvestment Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

26 August 2002

Dear Shareholder

FINAL DIVIDEND - DIVIDEND REINVESTMENT PLAN (DRP) 5% DISCOUNT

On 26 August 2002 the Board of Origin Energy declared a final dividend of three cents per share fully franked. This dividend will be paid on 21 October 2002 to shareholders of record at the close of business on 30 September 2002. Origin shares will trade ex-dividend as from 24 September 2002.

The Board has also determined that the DRP will continue to operate and that shares allotted in respect of this dividend will be issued at a discount of 5% to market price as determined in accordance with the DRP terms and conditions. This is an increase from a nil discount which has applied to prior dividends.

Should you wish to change or increase your participation in the DRP for the coming dividend you should complete and return the DRP election form enclosed. The completed form should be signed by you and returned in the reply paid envelope so that it is received by the Share Registry on or before the close of business on 30 September 2002.

If you have any questions about this dividend or the DRP please call the Share Registry on 1300 664 446. Copies of the DRP terms and conditions can be obtained by calling this number or can be accessed on our website www.originenergy.com.au.

Yours sincerely

H Kevin McCann
Chairman

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone 1300 664 446 • www.originenergy.com.au

Origin energy ORIGIN ENERGY LIMITED

ABN 30 000 051 696

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: (02) 8280 7155
Toll free: 1300 664 446
Facsimile: (02) 9261 8489
ASX Code: ORG
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

X9999999999

A DIVIDEND REINVESTMENT PLAN APPLICATION OR VARIATION

PLEASE COMPLETE THIS FORM IN BLACK INK USING CAPITAL LETTERS. PHOTOCOPIES WILL NOT BE ACCEPTED.

This form is to be completed where the securityholder wishes to have their payments reinvested under the terms and conditions of the Dividend Reinvestment Plan (DRP), or to vary or terminate their existing participation in the DRP.
I/We being the above named holder of registered securities wish to participate in the Company's DRP as indicated below. **I/We** authorise the application of the payment to me/us with respect to the number of securities participating in the DRP at the price and subject to the terms and conditions of the DRP. **I/We** hereby agree to be bound by the terms and conditions of the DRP in subscribing for additional securities. **I/We** acknowledge that I/we may vary or terminate my/our participation in the DRP in writing, in accordance with the terms and conditions of the DRP.

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Our privacy policy is available on our website (www.asxperpetual.com.au).

Degree of Participation (cross appropriate Box):-

☐ **FULL PARTICIPATION** - Including any further acquisitions. All securities held will participate in the DRP. No cash dividends will be paid.

or

☐ **PARTIAL PARTICIPATION** - Please specify the number of securities to participate in the DRP. Dividends on the balance of your securityholding will be paid in cash. ☐

☐ **TERMINATION** - If you wish to cancel your participation.

This completed application will replace any previous notifications given in respect of participation in the DRP.

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Director	Director/Company Secretary (Delete one)	Sole Director and Sole Secretary

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

Date

/ /

ORG DRP032

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/08/2002

TIME: 12:22:38

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report/Presentation

Origin energy

facsimile

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	26 August 2002
From	Bill Hundy	Pages	54
Subject	**Results for Year Ended 30 June 2002**		

We attach the following documents relating to Origin Energy's Results for the year ended 30 June 2002:

1. Media Release
2. Directors' Review
3. Preliminary Final Report - ASX Appendix 4B
4. Results Announcement Presentation

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

Media Release

26 August 2002

Origin Energy announces a 31% increase in net profit to $128.7 million

Origin Energy today announced a net profit after tax of $128.7 million for the 12 months ended 30 June 2002, a 31% increase on the prior year.

Highlights

- Total Revenue up 44% to $2,437.1 million.
- EBITDA up 33% to $404.6 million.
- Net profit after tax up 31% to $128.7 million.
- Earnings per share increased 18% to 20.2 cents per share.
- Strong balance sheet with net debt to equity of 39% at 30 June 2002.
- Fully franked final dividend of 3 cents per share to be paid on 21 October 2002.
- Dividend Reinvestment Plan (DRP) to apply at 5% discount.

Commenting on the result the Chairman of Origin Energy, Mr Kevin McCann said, "The company's strategy has remained focussed on producing steady growth and improved financial performance. This year's strong result in addition to the growth in the prior two years, demonstrates the success of this focus."

Origin Energy Managing Director, Mr Grant King said, "This result is particularly pleasing as it sees all areas of the business contributing significantly to an EBITDA of $404.6 million, 33% higher than last year.

The Retail business has increased EBITDA by 161% to $173.5 million, reflecting a full year of contribution from the Victorian electricity retail business and improvement in the LPG business.

Generation has increased EBITDA by 22% to $30.4 million with contribution from the Worsley Cogeneration plant and the Quarantine Power Station which is now on line.

Exploration and Production saw strong gas sales but overall revenues were lower and EBITDA was down by 7% to $186.2 million, due to lower oil production and prices.

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Networks improved EBITDA by 4% to $22.9 million with increased management fees and Envestra distributions.

"Our strategy is concentrated primarily on gas production, power generation and energy retailing with a particular focus on opportunities that leverage value across the company within acceptable levels of risk." Mr King said

"This has resulted in further opportunities for improved performance and growth as evidenced by:

- The successful integration of the Powercor electricity retail business;
- The acquisition of the CitiPower Victorian electricity retail business in July 2002, adding 260,000 new customers to our business, increasing the customer base to over 2 million, and consolidating Origin's position as a major energy retailer;
- The continued development work on the two major new gas resources in the Thylacine and Geographe fields in the offshore Otway Basin, and the recent discovery of gas in the Hovea well in the onshore Perth Basin;
- Continued growth of the Generation business, including the additional contributions from the Worsley Cogeneration plant and the newly completed Quarantine Power Station;
- Acquisition of coal seam gas interests in the Fairview and Durham regions, securing the group's position as the largest developer of coal seam gas in Australia;
- Construction of the BassGas development, offshore Victoria, which is scheduled to commence in November this year, with first delivery of gas in third quarter 2004; and
- Development of the SEA Gas pipeline from south-west Victoria to Adelaide to provide markets for the BassGas Project and the Thylacine and Geographe discoveries.

"The combination of strong cash flow and a net debt to equity ratio at year end of 39% has placed the company in a position to fund existing development as well as other opportunities that may arise as the industry continues to deregulate and consolidate.

"On the basis of recent acquisitions, continued improvement in performance within existing businesses and development opportunities already initiated, the company expects to produce further growth in earnings over the next year."

Ends

For further information please contact:

Mr Grant King
Managing Director
02 9220 6400

Mr Angus Guthrie
Manager, Investor Relations
02 9220 6558 or 0417 864 255

Origin energy

Origin Energy Key Financials

	2001/2002 ($m)	2000/2001 ($m)	% change
Total revenue	2,437	1,687	44
EBITDA	404.6	305.2	33
EBIT	230.7	173.3	33
Profit before tax	187.9	141.6	33
Profit after tax	133.6	103.6	29
Profit after tax and outside equity interests	128.7	98.0	31
Operating cash flow	299	201	49
OCAT ratio	13.7%	10.6%	
Capital expenditure	403.2	529	(24)
Total assets	2,958	2,829	5
Net debt	633	727	(13)
Shareholders equity	1,626	1,328	22
Key Ratios			
Earnings per share	20.2 cents	17.1 cents	18
Free cash flow* per share	40.2 cents	29.7 cents	36
Total dividend per share**	5 cents	4 cents	25
Net asset backing per share	$2.46	$2.26	9
Net debt to equity	39%	55%	
Interest cover	5.4 times	5.5 times	
Return on equity	8.1%	7.6%	
Segment Analysis (EBITDA)			
Exploration & Production	186.2	201.3	(7)
Retail	173.5	66.5	161
Generation	30.4	25.0	22
Networks	22.9	21.9	4

* Cash flow available for funding growth and distributions to shareholders
** Final dividend 3 cents per share fully franked, interim dividend 2 cents per share fully franked

Origin energy

26 August 2002

Directors' Review of Results for the year ended 30 June 2002

The Directors submit their review of the results for the year ended 30 June 2002.

Financial Review

Financial Highlights

Origin reported a net profit after tax of $128.7 million for the year ended 30 June 2002, a 31% increase on the profit in the prior year.

Earnings per share increased by 18% to 20.2 cents per share on a capital base that was increased by 11%. A final dividend of 3 cents per share, fully franked, will be paid on 21 October 2002 to shareholders of record on 30 September 2002. Origin shares will trade ex-dividend as from 24 September 2002. This final dividend will lift the total dividend paid for the year to 5 cents per share from 4 cents per share last year.

The Board has also determined that the Dividend Reinvestment Plan will continue to apply and that for this dividend, a discount of 5% will apply to the shares allotted under the Plan.

EBITDA of $404.6 million is up 33% on the prior year. A small reduction in Exploration and Production (E & P) earnings has been more than offset by a significant increase in the contribution from Retail and improved earnings from Generation and Networks.

The main factors contributing to the result include:

- Strong contribution from electricity following the acquisition of the Powercor retail business in June 2001;
- A 13.5% increase in Victorian electricity prices on 13 January 2002, reflected in full following a restructuring of the Powercor retail acquisition;
- Significant improvement in the performance of the LPG business due mainly to lower operating costs and lower supply costs resulting from a reduction in world oil prices;
- Increased contribution from power generation reflecting the acquisition of the Worsley Cogeneration interest and the commissioning of the new

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Quarantine Power Station, offset by lower prices received for sales from merchant plants;

- Reduced contribution from oil production due to reductions in volumes arising from the sale of the Bodalla assets and lower world oil prices; and
- A 35% increase in net interest costs, reflecting additional borrowings used to fund the company's development and acquisition program.

Capital raisings and strong operating cashflows during the year enabled the reduction of net debt from $727 million at 30 June last year to $633 million at 30 June 2002, resulting in a final net debt to equity ratio of 39%.

Financial Performance

External sales revenue increased to $2,389.2 million from $1,655.4 million in the prior year. The increase was due to a full year contribution from the electricity retail business acquired from Powercor, but contains no contribution from the business acquired from CitiPower after 30 June 2002.

Total revenue increased by 44% to $2,437.1 million and includes distributions from Envestra.

Segment contributions to EBITDA were:

	EBITDA $m		
	2001/02	2000/01	% change
Exploration & Production	186.2	201.3	(7)
Retail	173.5	66.5	161
Generation	30.4	25.0	22
Networks	22.9	21.9	4
Corporate	(8.4)	(9.5)	11
Total	404.6	305.2	33

Depreciation and amortisation expense increased by 32% to $173.9 million. The increase was due primarily to an amortisation charge of $26 million against commodity hedging contracts acquired from Powercor in June 2001, higher depreciation charges against plant and equipment in the generation segment, and a full year of amortisation charges against licence fees following the acquisition of Powercor's electricity retail business.

EBIT again showed strong growth with a 33% improvement to $230.7 million.

Net interest expense for the year was $42.8 million, up 35% from last year. The increase from last year is largely due to the costs associated with funding the acquisition of the electricity retail business of Powercor in June 2001.

Tax expense for the year totalled $54.3 million, an increase of 43% from last year. The increase over last year primarily reflects the higher pre tax profit and the non-deductibility of amortisation of electricity licences and contracts acquired from Powercor.

Employee Share and Option Plans

During the year the company issued 3,525,000 options under the Senior Executive Option Plan at an exercise price of $3.20 each and 495,000 at an exercise price of $2.74. The exercise prices were equal to the market price at the date of approval. 629,145 shares were issued to employees under the Employee Share Plan.

There has been considerable public discussion recently about the expensing of employee shares and options, however there is no general consensus as to the appropriate measurement and recognition criteria, and there is limited guidance in existing Australian accounting standards. Accordingly, the reported net profit after tax of $128.7 million does not include any amount for the expensing of the options issued during the year.

In the absence of Australian guidance, US accounting standard (FAS 123) prescribes that options and shares be measured at fair value at the date of grant and amortised over the period to vesting date. Using this approach, Origin would have reported a proforma expense of $1.2 million in respect of options and $1.9 million in respect of the Employee Share Plan, for a total of $3.1 million in the current year.

Capital Expenditure

Capital expenditure on growth and stay-in-business projects was $255.2 million, 28% higher than last year.

Stay-in-business capital expenditure associated with the maintenance of ongoing operations was $64.9 million. The majority of expenditure was associated with drilling and facilities development activities in the South Australian and Queensland sectors of the Cooper Basin.

Growth capital expenditure associated with new business initiatives increased to $190.3 million. This included approximately:

- $40 million on development of the Quarantine Power Station;
- $50 million on systems for full retail contestability (FRC) in electricity and natural gas;
- $30 million on exploration and development expenditure in Greenfields areas;

- $30 million on similar activities around the producing centres of the Cooper, Perth and onshore Otway Basins; and
- $9 million exploring and developing coal seam gas (CSG) resources in Queensland.

Capital expenditure on acquisitions totalled over $148 million, reflecting the purchase of CSG interests and acquisition of a 50% interest in the South West Cogeneration Joint Venture.

Total capital expenditure including acquisitions, was $403.2 million, 24% lower than the prior year.

Proceeds from the sale of assets amounted to $18.6 million, principally from the sale of the Bodalla oil interests.

Cash Flow

The primary measure used by the company to measure its performance is operating cash flow after tax over average funds employed (referred to as the OCAT Ratio). The measure is calculated from EBITDA as the primary source of cash contribution, but adjusted for stay-in-business capital expenditure, changes in working capital and tax paid. Funds employed are averaged over the year. The strong performance in EBITDA, management of working capital and control of stay-in-business capital expenditure resulted in an improved performance in operating cash flow.

These factors produced an OCAT Ratio of 13.7% in the year ended June 2002.

Cash flow available for funding growth and distributions to shareholders (free cash flow) was $256 million compared with $170 million last year.

Funding and Capital Management

The company's balance sheet remains strong with a net debt to equity ratio of 39% as at 30 June 2002. This compares with 55% as at 30 June 2001. The company undertook capital raisings of $123 million by a private placement in July 2001 and $74 million through a share purchase plan in September 2001. These funds were used to fund the company's developments and reduce debt. Consequently gearing has improved and net borrowings have reduced from $727 million at 30 June 2001 to $633 million at 30 June 2002. Interest cover remains robust at 5.4 times.

Origin has established a debt issuance program that has enabled the company to issue medium term notes and commercial paper using its recently acquired A-2 (short term) and BBB+ (long term) credit rating by Standard and Poor's. The facility will enable the company to refinance its existing borrowings to reduce interest costs and lengthen its debt maturity. As at 30 June 2002 Origin had raised $180 million through the medium term note program and utilised $185 million of the commercial paper facility.

Risk Management

The company continued to hedge a significant portion of its exposure to both the oil price and the USD exchange rate. Currently, the company has hedged 53% of its oil and condensate exposure over the 12 months to 30 June 2003 at prices above $US23 per barrel and 51% of its exposure to the USD at an average of less than US53.5 cents.

Origin only undertakes energy contracting and trading activities as part of optimising the value of its physical assets and energy retailing activities. During the year the Board undertook a review of the commodity risk management policies. This included the implementation of short term and long term risk limits for the trading of electricity and natural gas, oil and renewable energy credits (RECs); an assessment of contracting and risk management strategies; and a review of risk reporting and delegated authorities. The company complies with these policies and will continue to review risk management strategies on a regular basis.

Returns to Shareholders

A fully franked final dividend of 3 cents per share has been declared, payable on 21 October 2002 to shareholders of record on 30 September 2002.

The Dividend Reinvestment Plan will continue to operate and for this dividend a discount of 5% will apply to the shares allotted under the Plan.

The availability of franking credits for the final dividend is the result of a fully franked dividend being received from Origin's 85% owned subsidiary Oil Company of Australia Limited (OCA). OCA has foreshadowed a significant reduction in its level of dividends and franking credits. Origin will therefore have limited capacity to frank dividends for several years. The introduction of the new tax consolidation regime may further defer the payment of tax by Origin and its wholly owned subsidiaries.

Future returns to shareholders, including dividend policy and DRP discount, are currently under review by the Board.

Issued Capital

An additional 2,693,165 shares were issued during the period under the company's Dividend Reinvestment Plan, 761,650 shares were issued as a result of the exercise of options, 629,145 shares were issued to employees under the Employee Share Plan, 44.2 million shares were issued as a result of a private placement and 26.5 million shares were issued to shareholders under a Share Purchase Plan. As at 30 June 2002, Origin had 647,829,152 shares on issue.

Origin energy

Divisional Performance Highlights

Exploration and Production

	2001/02 $m	2000/01 $m	% Change
EBITDA	186.2	201.3	(7)
EBIT	104.4	122.1	(15)

Sales Volumes

	2001/02	2000/01	% change
Natural Gas (PJ)	72.54	71.74	1
Crude Oil (kbbls)	804.12	1,040.75	(23)
Condensate/naphtha (kbbls)	676.42	638.14	6
LPG (ktonnes)	61.44	65.60	(6)
Ethane (ktonnes)	46.88	43.71	7
Total (PJe)	86.34	86.76	(0.5)

External sales revenue for the E & P segment decreased by 6% to $262.9 million. The overall reduction in revenue was largely the result of reduced oil production following the sale of the Bodalla interests in October 2001 together with lower oil prices.

EBITDA for the period was $186.2 million, down $15.0 million or 7.5% on the prior year of $201.3 million. EBIT decreased by $17.7 million to $104.4 million reflecting the lower EBITDA, increased amortisation and depreciation and exploration write-offs of $10.7 million, $3.4 million higher than last year.

Compared with the prior year, increases in gas, condensate and ethane sales volumes were recorded from the Cooper Basin and the Denison Trough. Natural gas sales from coal seam gas increased by 75% and sales from the onshore Otway Basin increased by 8%.

These increases were offset by reduced natural gas sales from the Perth, Carnarvon and Surat Basins.

Oil production from the Cooper and Surat Basins and from the Denison Trough was lower. Several oil fields in the Eromanga Basin of central Queensland were sold during the year for $16.5 million resulting in a further overall decrease in oil production.

A total of 127 development, appraisal and exploration wells were drilled during the year. A success rate of 84% was achieved. Inclusive of acquisition and reserves adjustments, Proved and Probable (2P) reserves increased by 248 petajoule equivalents (PJe). This was offset by production of 83 PJe and respresents a reserves replacement ratio of close to 300%. Total 2P reserves as at 30 June 2002 were 1,140 PJe, a net increase of 165 PJe or 17% over the prior year. Total 2P reserves life is 13.7 years at 2001 production levels. This reserves assessment does not include the gas reserves discovered in the Thylacine and Geographe fields during 2001. These resources will remain in the category "Scope for Recovery" until development concepts are finalised. It also does not include the reserves acquired through the purchase of additional interests in the Fairview and Durham fields announced on 1 July 2002.

Greenfields exploration activity was concentrated on appraisal of the Thylacine and Geographe gas fields in the offshore Otway Basin, south-west Victoria, and drilling in the onshore Perth Basin, Western Australia, onshore Otway Basin, South Australia and in New Zealand. Overall, the drilling campaign in these regions achieved a 45% success rate recording several commercially significant successes. These included a new field gas discovery at Beharra Springs North 1 which flowed 30 million cubic feet per day on test from the Wagina Sandstone, a new field oil discovery at Hovea 1 which flowed 1880 barrels per day on test from the Dongara Sandstone, and a new field gas discovery at Hovea 2 which flowed 16.5 million cubic feet per day on test from the High Cliff Sandstone.

Beharra Springs North 1 has been connected to the Beharra Springs gas plant and will be produced over an extended period to determine the level of reserves being accessed by this well. Appraisal of the Hovea 1 oil pool and Hovea 2 gas pool will continue through late 2002 to determine the reserves attributable to these accumulations. Production from the Hovea oil field commenced in early 2002 and was shut-in in June pending the current appraisal drilling program. Production will recommence in September increasing incrementally until full production is reached during the course of next year.

The BassGas development is scheduled to commence construction in November this year subject to final environmental and project design approvals. The construction contract with Clough Engineering was executed in June and first gas is expected for delivery in third quarter 2004. During the year Origin increased its interest in the BassGas development by acquiring an additional 7.5% interest in the Yolla gas field bringing its total interest in the Yolla field to 37.5%.

OCA, which is 85% owned by Origin, acquired major interests in the Fairview and Durham coal seam gas (CSG) projects and in exploration permits over the Walloon coal measures area of the Surat Basin in central Queensland. In July 2002, OCA acquired further interests in these fields giving OCA total equity interests of 25.5% of Fairview, 57.4% of Durham and 78.7% of Durham Transfield. OCA's share of 2P reserves from these fields is now approximately 380 PJs.

In July 2002 OCA secured a 10 year agreement to supply up to 5.4 PJ/annum of CSG to Australian Magnesium Corporation (AMC). This is in addition to existing long term contracts with BP and Energex and it is expected CSG will continue to provide an increasing proportion of reliable gas to major industrial customers.

To meet these growing opportunities OCA will now focus on further development of the Durham areas as well as continued development of its foundation CSG projects in Peat and Moura.

Retail

	2001/02 $m	2000/01 $m	% Change
EBITDA	173.5	66.5	161
EBIT	99.4	23.7	320

	Natural Gas*	Electricity	LPG
Revenue (A$m)	803	825	402
Gross Margin (A$m)	96	160	113
Sales - (PJ)	118		
Sales - (TWh)		8.4	
Sales - (ktonnes)			489
Total Sales (PJe)	118	30.4	24.1
Customer # ('000)	986	582	209

* Revenue for natural gas is the gross revenue received from customers (including Retained Profit component). Gross margin is after payment of Retained Profit.

Retail saw improved performance throughout the year boosted by a full year contribution from the electricity retail business in Victoria, acquired in June 2001.

Natural Gas

Sales of natural gas continued to be affected by mild weather. The measure of average degree-days, which provides an indication of heating requirements, continued to be below long-term averages. Sales in Origin's key markets of Victoria and South Australia remained low in the first half of the year but were assisted by cooler weather during the early months of winter, resulting in an overall increase in volume by 1% over the prior year.

Favourable natural gas tariff increases were also achieved with increases of 2.5% in Victoria, 3.1% in South Australia and 6.7% in Queensland.

The business has been preparing for the introduction of full retail contestability (FRC) for domestic customers in the Victorian natural gas market which was deferred for 13 months until October 2002. Following negotiations with Gascor, the company's agency agreement will terminate on 1 October 2002, regardless of any further delays in FRC. The net profit retained by Gascor under that agreement was $29 million for 2001/02 and for the first quarter of next year it is expected to be in the order of $11 million.

Wholesale natural gas sales to contestable industrial customers grew nationally by around 10% to 54.6 PJ with increases in all States, demonstrating Origin's ability to compete effectively in these open markets.

The acquisition of the Gasmart appliance stores in Victoria added over $6 million in gross margin. As well as providing direct contribution to income, the rebranded Origin Energy Shops have provided another value adding service and opportunity for Origin to differentiate itself with retail energy customers.

Electricity

Electricity revenue increased by over $700 million and gross margins by over $100 million, mostly due to the contribution from the business acquired from Powercor in June 2001. A cool summer in Victoria resulted in unseasonably low volumes, offset by a favourable mix of peak/off peak revenue and electricity purchase costs. A 13.5% increase in average electricity tariffs from 13 January 2002 was achieved in Victoria. Special Power Payments directly to customers by the Victorian government reduced the impact of this increase on customers.

FRC for electricity was introduced in Victoria in January 2002. Customer inertia and the small scope for price competition has limited customer churn during the first six months of FRC. Preparation for electricity FRC was a significant task, which impacted most of the Retail business processes and systems. However, these systems are now in place and are ready for application to FRC in gas when this is introduced in October 2002.

In July 2002, Origin was successful in bidding for the CitiPower Victorian electricity business adding over 260,000 new electricity customers. The acquisition will complete on 30 August and has therefore not contributed to the results for the year ended 30 June 2002.

LPG

The LPG business performed strongly during the year due to improved margins in a number of market sectors, greater efficiencies, lower operating costs, improved asset utilisation and favourable movements in the Contract Price (CP) (the international benchmark price for Propane).

The improved result was achieved even though external sales were down 17% to $402 million due to lower sales volumes. Autogas volumes accounted for 50% of the reduction in sales volume, and mild weather affected residential demand.

Funds employed by the business were reduced by $28.5 million. This was achieved through improved debtor performance, better bill/debt processes, reduced debtor days, reduced unbilled amounts and lower stock holdings.

These business improvements have positioned the business well to effectively manage price fluctuations and competition from alternate fuel suppliers.

Generation

	2001/02 $m	2000/01 $m	% Change
EBITDA	30.4	25.0	22
EBIT	15.8	17.2	(8)

	2001/02	2000/01	% Change
Total Sales (TWh)	1.86	1.34	38

The Generation business recorded a 49% growth in total segment revenue to $63 million. This was largely due to the acquisition of a 50% interest in the South West Cogeneration Joint Venture and the commissioning of the Quarantine Power Station in South Australia.

Generation EBITDA rose 22% to $30.4 million, despite lower prices for sales from its merchant plants.

Contributions from contracted plants were significantly boosted by the acquisition of the 50% interest in the South West Cogeneration Joint Venture, which owns and operates a 120 MW natural gas fired cogeneration facility at the Worsley Alumina Refinery near Bunbury in Western Australia. The results include a full year of operation from this asset. The Bulwer Island Cogeneration Plant was affected by lower than expected availability, which improved in the second half of the year.

Merchant operations were boosted by the Quarantine Power Station, which was completed under budget and on schedule in December 2001. However, sales from the plant were less than expected as South Australia had its coolest summer on record.

Market prices over the peak earning periods in Queensland and South Australia were considerably lower than in the previous year. Average pool prices for the year were 13% lower and 43% lower respectively in these States.

Origin energy

Networks

	2001/02 $m	2000/01 $m	% Change
EBITDA	22.9	21.9	4
EBIT	20.4	19.9	3

The Network business EBITDA of $22.9 million was 4% higher than the prior year.

Management fees charged to Envestra increased from 2.5% to 3% of Envestra haulage revenue for South Australia, Queensland and Northern Territory. Significant cost reductions were also achieved during the year resulting in the payment of incentive fees amounting to $1.5 million. The company acquired an additional 17.4 million shares in Envestra as a result of a private placement of shares in March 2002. This together with an increase in the unit distributions from Envestra has resulted in an increased contribution from Origin's investment in Envestra.

During the year more than 24,000 new customers were connected to the natural gas networks under management; a strong performance assisted by a better than expected housing demand. Approximately 290 kms of new mains were laid and 140 kms of existing mains were replaced.

SEA Gas Pipeline

In March 2001 the SEA Gas Partnership (50% Origin and 50% Australian National Power) was selected by the South Australian Government as the preferred developer of a new high-pressure gas pipeline from south-western Victoria to Adelaide. The project achieved financial close in May 2002. The project remains on schedule with construction expected to commence in October 2002. First commercial gas is scheduled to be delivered in January 2004. Origin has entered into a long-term contract to transport up to 35 PJ/annum of gas on the pipeline.

Corporate

Net corporate costs for the year decreased by $0.3 million to $9.3 million.

Last year $6.3 million was provided in case losses arising from a failure of one of the Ladbroke Grove generators were not recoverable from the company's insurers. During the year the insurance claim was settled but, with cover for those generators no longer economically available, the provision has been retained and not brought to account in the current year.

Origin energy

People, Health, Safety and Environment

Employee numbers increased from 2,200 to 2,721 reflecting the growth in the retail business and the increased requirements for customer contact in the FRC environment.

A continued focus on safety performance has assisted in reducing the lost time injury frequency rate by 39% from 4.9 to 3.0. There were no significant environmental incidents during the year and there were no breaches of significant environmental regulations that relate to the company's operations.

Employees with 12 months' service have been able to become shareholders of the company over the past year under the Employee Share Plan, in recognition of the financial performance of the company and the achievement of a significantly improved safety record.

Outlook

In the year ahead Origin will build on the performance to date and continue to generate opportunities for growth.

Retail will benefit from the addition of the CitiPower electricity retail business, together with the impact of a full year contribution from increased tariffs for electricity and natural gas in Origin's existing operations. The cessation of profit retention by the Victorian Government should also add significantly to the bottom line for natural gas. Balancing these effects will be costs associated with the integration of CitiPower, higher depreciation charges associated with the new FRC enabled systems, and higher operating costs associated with managing customer relationships and customer churn in the contestable environment.

Performance of the E & P and Generation businesses will be largely dependent on commodity prices. Production volumes for gas in the E & P segment are expected to be relatively constant, but oil production will decrease following the sale of oil assets in Queensland. The relative profit performance compared to last year will therefore most likely depend on variations in the oil price and foreign exchange. In the Generation segment earnings will largely depend on the pool price achieved by the merchant plants.

Taking these factors into account, the outlook is for an increase in profit in the coming financial year.

During the coming year the company will continue to develop opportunities that provide the basics for future growth. These include:

- Completion of the final plant design and the award of environmental licences for the BassGas Project, followed by the commencement of construction in November 2002. First commercial gas is expected in late calendar 2004.

- Continuing work on the commercialisation of the Thylacine and Geographe discoveries in the offshore Otway Basin. First gas from these fields is expected in early calendar 2006.
- Commencement of construction of the SEA Gas pipeline later this year, with first commercial gas to be delivered to Adelaide in early 2004.
- Contracting and developing OCA's CSG assets in Queensland.
- Continuing the active exploration efforts of the last few years in the Otway, Bass and Perth Basins and in New Zealand.

Notwithstanding the recent acquisitions Origin maintains a conservatively geared balance sheet. This, combined with the company's strong cash flows, means that Origin is well placed to take advantage of emerging opportunities at a time when the energy industry is continuing to consolidate.

Origin energy

PRELIMINARY FINAL REPORT

Name of entity

Origin Energy Limited and its Controlled Entities

ACN	Half Yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ('current period')
000 051 696		✔	30 June 2002

For announcement to the market (refer note * below)

				$'A'000
Revenues from ordinary activities *(item 1.1)*	up	44.6%	to	2,428,808
Profit from ordinary activites after tax attributable to members *(item 1.22)*	up	31.2%	to	128,660
Profit from extraordinary items after tax attributable to members *(item 2.5)*				-
Net profit for the period attributable to members *(item 1.11)*	up	31.2%	to	128,660

Dividends	Amount per security	Franked amount per security at 30% tax
Final dividend *(item 15.4)*	3.0 cents	3.0 cents
Previous corresponding period *(item 15.5)*	4.0 cents	4.0 cents

Date for determining entitlements to the dividend *(see item 15.2)*: 30 September 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1:

N/A

Short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

The Dividend Reinvestment Plan will apply in respect of the final dividend and shares will be alloted under the Plan at a discount of 5% to the weighted average price of the company's shares during the five days immediately preceeding the book's closing date.

Condensed consolidated statement of financial performance

		Current period $A'000	Previous corresponding period $A'000	% Change +/-
1.1	Revenues from ordinary activities *(see items 1.23 - 1.25)*	2,428,808	1,679,312	44.6%
1.2	Expenses from ordinary activities *(see items 1.26+1.27)*	(2,204,790)	(1,511,801)	45.8%
1.3	Borrowing costs	(44,476)	(33,976)	30.9%
1.4	Share of net profits of associates and joint venture entities *(see item 16.7)*	8,338	8,055	3.5%
1.5	**Profit from ordinary activities before tax**	187,880	141,590	32.7%
1.6	Income tax on ordinary activities	54,280	37,961	43.0%
1.7	**Profit from ordinary activities after tax**	133,600	103,629	28.9%
1.8	Profit from extraordinary items after tax *(see item 2.5)*	-	-	-
1.9	**Net profit**	133,600	103,629	28.9%
1.10	Net profit attributable to outside equity interests	4,940	5,593	-11.7%
1.11	**Net profit for the period attributable to members**	128,660	98,036	31.2%
	Non-owner transaction changes in equity			
1.12	Net increase in asset revaluation reserve:			
	- Adjustments arising from the Demerger	-	630	
1.13	Net exchange differences on translation of financial statements of self-sustaining foreign operations:			
	- Net gain on translation of assets and liabilities of overseas controlled entities	(1,444)	1,089	
1.14	Other revenue, expense and initial adjustments recognised directly in equity	-	-	
1.15	Initial adjustments from UIG transitional provisions	-	-	
1.16	Total revenues, expenses and valuation adjustments attributable to members of Origin Energy Limited recognised directly in equity (Items 1.12 to 1.15)	(1,444)	1,719	
1.17	**Total changes in equity from non-owner related transactions attributable to members of Origin Energy Limited**	**127,216**	**99,755**	

Earnings per share (EPS)

		Current period	Previous corresponding period	% Change +/-
1.18	Basic earnings per share	20.2 cents	17.1 cents	18.1%
1.19	Diluted earnings per share	20.1 cents	17.1 cents	17.5%

Profit from ordinary activities attributable to members

	Current period $A'000	Previous corresponding period $A'000
1.20 Profit from ordinary activities after tax *(item 1.7)*	133,600	103,629
1.21 Less outside equity interests	4,940	5,593
1.22 **Profit from ordinary activities after tax, attributable to members**	**128,660**	**98,036**

Revenue and expenses from ordinary activities - by nature

	Current period $A'000	Previous corresponding period $A'000
Revenue from sale of goods	2,263,727	1,544,157
Revenue from rendering of services	125,451	111,218
1.23 Total sales revenue	2,389,178	1,655,375
1.24 Interest revenue	1,672	2,314
1.25 Other revenue from ordinary activities	37,958	21,623
Revenue from ordinary activities	**2,428,808**	**1,679,312**
Share of net profits of associates and joint venture entities	**8,338**	**8,055**
Total Revenue	**2,437,146**	**1,687,367**
1.26 Details of relevant expenses:		
Raw materials and consumables used, and changes in finished goods and work in progress	1,533,648	968,682
Advertising	13,190	6,920
Amortisation of intangibles	20,341	16,182
Amortisation of commodity hedging contracts	25,851	543
Bad debts	9,086	2,397
Employee expenses	157,495	130,255
Exploration and production costs	48,999	42,007
Consultancy costs	8,177	8,198
Contracting costs	88,657	75,231
Motor vehicle expenses	16,259	16,412
Net book value of assets sold	18,714	2,563
Occupancy expenses	20,422	17,116
Repairs and maintenance	17,140	16,766
Royalties	26,978	29,187
Administration and other expenses from ordinary activities	72,099	64,142
1.27 Depreciation and amortisation excluding amortisation of intangibles (*see item 2.3*)	127,734	115,200
Expenses from ordinary activities	**2,204,790**	**1,511,801**
Borrowing costs	**44,476**	**33,976**
Total expenses	**2,249,266**	**1,545,777**

Capitalised outlays		
1.28 Interest costs capitalised in asset values	-	-
1.29 Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Consolidated retained profits

		Current period $A'000	Previous corresponding period $A'000
1.30	Retained profits at the beginning of the financial period	999,223	926,561
1.31	Net profit attributable to members *(item 1.11)*	128,660	98,036
1.32	Net transfers from reserves	1,478	1,583
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(34,203)	(22,965)
	Share buy-back #	-	(3,992)
1.35	**Retained profits at the end of the financial period**	1,095,158	999,223

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000	Related tax (expense) / benefit $A'000	Related outside equity interests $A'000	Amount (after tax) attributable to members $A'000
2.1	Amortisation of goodwill	5,630	-	-	5,630
2.2	Amortisation of other intangibles	14,711	-	-	14,711
2.3	**Total amortisation of intangibles**	20,341	-	-	20,341
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit from ordinary activities after tax attributable to members reported for the 1st half year *(item 1.22 in the half yearly report)*	54,662	49,528
3.2	Consolidated profit from ordinary activities after tax attributable to members for the 2nd half year	73,998	48,508

On 18 May 2001 the Company completed the buy-back of 1,760,507 ordinary shares, representing 0.31% of ordinary shares on issue on that date. The buy-back was implemented in accordance with Article 17A of the Company's Constitution which was approved by shareholders at the Extraordinary General Meeting held on 11 April 2001.

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As shown in last half yearly report $A'000
	Current assets			
4.1	Cash assets	17,255	15,910	21,155
4.2	Receivables	485,538	480,242	388,347
4.3	Investments and other financial assets	903	-	681
4.4	Inventories	46,392	39,680	48,065
4.6	Other	36,161	49,016	63,824
4.7	**Total current assets**	586,249	584,848	522,072
	Non-current assets			
4.8	Receivables	21,499	36,137	32,792
4.9	Investments (equity accounted)	53,347	49,985	50,132
4.10	Other investments and other financial assets	196,135	208,245	201,153
4.12	Exploration and evaluation expenditure capitalised	125,624	63,688	84,828
4.13	Development properties	5,031	193	3,850
4.14	Other property, plant and equipment (net)	1,155,372	1,009,452	1,123,259
4.15	Intangibles (net)	634,436	705,002	696,699
4.16	Deferred tax assets	171,654	161,872	150,490
4.17	Other	8,587	9,404	8,507
4.18	**Total non-current assets**	2,371,685	2,243,978	2,351,710
4.19	**Total assets**	2,957,934	2,828,826	2,873,782
	Current liabilities			
4.20	Payables	361,534	338,321	351,555
4.21	Interest bearing liabilities	85,238	223,049	47,041
4.22	Current tax liabilities	3,290	13,513	7,637
4.23	Provisions	67,612	93,594	81,526
4.24	Other	-	-	-
4.25	**Total current liabilities**	517,674	668,477	487,759
	Non-current liabilities			
4.26	Payables	16,100	40,221	28,188
4.27	Interest bearing liabilities	565,139	520,034	520,000
4.28	Deferred tax liabilities	197,055	183,010	183,084
4.29	Provisions	35,927	88,712	85,330
4.30	Other	-	-	-
4.31	**Total non-current liabilities**	814,221	831,977	816,602
4.32	**Total liabilities**	1,331,895	1,500,454	1,304,361
4.33	**Net assets**	1,626,039	1,328,372	1,569,421
	Equity			
4.34	Capital/contributed equity	385,039	178,457	381,366
4.35	Reserves	112,347	115,269	114,569
4.36	Retained profits	1,095,158	999,223	1,039,169
4.37	**Equity attributable to members of the parent entity**	1,592,544	1,292,949	1,535,104
4.38	Outside equity interest in controlled entities	33,495	35,423	34,317
4.39	**Total equity**	1,626,039	1,328,372	1,569,421

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	2,364,986	1,875,810
7.2	Payments to suppliers and employees	(1,966,509)	(1,570,145)
7.3	Dividends/distributions received from associates and joint venture entities	6,000	2,585
7.4	Other dividends received	409	406
7.5	Interest and other items of similar nature received	1,785	2,394
7.6	Interest and other costs of finance paid	(44,919)	(33,523)
7.7	Income taxes paid	(22,455)	(5,290)
7.8	Other (subvention payments)	(18,000)	(19,000)
7.9	**Net operating cash flows**	321,297	253,237
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(169,464)	(115,237)
	Payment for exploration and development	(135,379)	(84,146)
7.11	Proceeds from sale of property, plant and equipment	18,613	14,647
	Payment for purchase of controlled entities	(87,452)	-
7.12	Payment for purchases of equity investments	(15,904)	(21,467)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (payment for purchase of electricity business)	-	(315,000)
7.17	**Net investing cash flows**	(389,586)	(521,203)
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc)	198,465	-
7.19	Proceeds from borrowings	385,591	328,767
7.20	Repayment of borrowings	(485,000)	(16,739)
7.21	Dividends paid	(35,282)	(24,410)
7.22	Other	-	(3,920)
7.23	**Net financing cash flows**	63,774	283,698
7.24	**Net increase/(decrease) in cash held**	(4,515)	15,732
7.25	Cash at beginning of period	15,910	99
7.26	Exchange rate adjustments to *item 7.25*	(844)	79
7.27	**Cash at end of period** (see reconciliation of cash)	10,551	15,910

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

(i) Issue of shares in respect of dividend reinvestment plans $8,117,000 (2001: $11,301,000)

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:	Current period $A'000	Previous corresponding period $A'000
8.1 Cash on hand and at bank	16,953	15,910
8.2 Deposits at call	250	-
8.3 Bank overdraft	(6,704)	-
8.4 Other (term deposits)	52	-
8.5 **Total cash at end of period** *(item 7.27)*	10,551	15,910

Other notes to the condensed financial statements

Ratios

	Current period	Previous corresponding period
Profit before tax/revenue 9.1 Consolidated profit from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	7.7%	8.4%
Profit after tax/equity interests 9.2 Consolidated net profit from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity at the end of the period *(item 4.37)*	8.1%	7.6%

Earnings per security (EPS)

		Current period	Previous corresponding period
10	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: "Earnings Per Share"* are as follows.		
	Basic EPS	20.2 cents	17.1 cents
	Diluted EPS	20.1 cents	17.1 cents
	Weighted average number of shares used as the denominator		
	Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	637,291,869	571,989,823
	Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	640,288,037	573,425,499
	Reconciliation of earnings used in calculating EPS:		
	Basic and alternative EPS		
	Net profit	133,600	103,629
	Less: Outside equity interests	4,940	5,593
	Amount used as numerator in calculating basic and diluted EPS	128,660	98,036

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share Options

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

Comparative information

The basic and diluted earnings per share for the year ended 30 June 2001 have been recalculated in accordance with *AASB 1027: "Earnings Per Share"* to comply with the revised standard.

NTA Backing

		Current period	Previous corresponding period
11.1	Net tangible asset backing per ordinary security	$ 1.48	$ 1.03

Discontinuing operations

Not applicable

Control gained over entities having material effect

13.1	Name of entity	Fletcher Challenge South West Cogeneration Ltd (renamed Origin Energy SWC Ltd)
13.2	Consolidated operating profit/(loss) and extraordinary items after tax of the entity since the date in the current period on which control was acquired	$4,861,000
13.3	Date from which such profit has been calculated	1 July 2001
13.4	Operating profit/(loss) and extraordinary items after tax of the entity for the whole of the previous corresponding period.	$Nil

Loss of control of entities having material effect

Not applicable

Dividends

15.1	Date the dividend is payable	21 October 2002
15.2	Date to determine entitlements to the dividend (ie on the basis of registrable transfers received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	30 September 2002

15.3 The final dividend has been declared.

Amount per security

Franking rate applicable			Amount per security	Franked amount per security at 30% tax
15.4	**Final dividend:**	Current year	3.0 cents	3.0 cents
15.5		Previous year	4.0 cents	4.0 cents
15.6	**Interim dividend:**	Current year	2.0 cents	2.0 cents
15.7		Previous year	Nil	Nil

Total dividend per security

	Current period	Previous corresponding period
15.8 Ordinary securities	5.0 cents	4.0 cents

Final dividend on all securities

	Current period $A'000	Previous corresponding period $A'000
15.10 Ordinary securities	32,385	22,922
Add: Final prior year dividend (over)/under provided	1,818	43
15.13 **Total**	34,203	22,965

The dividend plans shown below are in operation.

Dividend Reinvestment Plan

The last date for receipt of election notices for the dividend: 30 September 2002

Any other disclosures in relation to dividends

Nil

Details of aggregate share of profits/(losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period $A'000
16.1	Profit from ordinary activities before tax	12,403	12,596
16.2	Income tax on ordinary activities	4,065	4,541
16.3	**Profit from ordinary activities after income tax**	8,338	8,055
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit**	8,338	8,055
16.6	Adjustment	-	-
16.7	**Share of net profits of associates and joint venture entities**	8,338	8,055

Material interests in entities which are not controlled entities

Name of entity		Percentage of ownership interest held at the end of the period		Contribution to net profit *(item 1.9)*	
		Current period	Previous corresponding period	Current period A$'000	Previous corresponding period A$'000
17.1	**Equity accounted associates and joint venture entities**				
	Bulwer Island Energy Partnership	50%	50%	5,073	2,856
17.2	**Total**			**5,073**	**2,856**
17.3	**Other material interests**				
	Envestra Limited	19.1%	19.3%	11,591	10,874
17.4	**Total**			**11,591**	**10,874**

Issued and quoted securities at end of current period

	Category of securities	Number issued	Number quoted	Issue price	Amount paid-up
18.3	**Ordinary securities**	647,829,152	647,829,152	-	-
18.4	Changes during current period				
	(a) Increases through issues	74,780,773	74,780,773	-	-
	(b) Decreases through returns of capital, buy-backs, redemptions, consolidations	-	-	-	-
18.7	**Options**			Exercise price	Expiry date
		1,160,000	-	$ 2.92	11 Dec 2002
		70,000	-	$ 5.02	11 Dec 2002
		30,000	-	$ 2.92	2 Mar 2003
		645,000	-	$ 1.66	4 Dec 2003
		50,000	-	$ 1.50	4 Dec 2003
		60,000	-	$ 1.66	19 Jan 2004
		1,250,000	-	$ 2.24	1 Feb 2004
		1,665,900	-	$ 1.76	6 Dec 2004
		139,400	-	$ 1.78	6 Dec 2004
		1,830,000	-	$ 1.27	1 Mar 2005
		400,000	-	$ 1.27	1 Mar 2005
		495,000	-	$ 2.74	31 Aug 2006
		3,495,000	-	$ 3.20	16 Dec 2006
		30,000	-	$ 3.20	14 Jan 2007
18.8	Issued during current period	495,000	-	$ 2.74	31 Aug 2006
		3,495,000	-	$ 3.20	16 Dec 2006
		30,000	-	$ 3.20	14 Jan 2007
18.9	Exercised during current period	125,000	-	$ 2.57	16 Aug 2001
		213,000	-	$ 2.57	22 Oct 2001
		300,000	-	$ 1.66	4 Dec 2003
		20,000	-	$ 1.50	4 Dec 2003
		100,000	-	$ 1.66	19 Jan 2004
		18,650	-	$ 1.76	6 Dec 2004
18.10	Expired during current period	-	-	-	-

PRIMARY REPORTING - BUSINESS SEGMENTS

	Exploration and Production		Retail		Generation		Networks		Corporate		Consolidated	
	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
REVENUE												
Total Sales	304,736	321,824	1,937,770	1,230,970	63,174	35,488	125,382	110,674	-	-	2,431,062	1,698,956
Intersegment Sales Elimination ***	(41,884)	(43,581)	-	-	-	-	-	-	-	-	(41,884)	(43,581)
External Sales Revenue	262,852	278,243	1,937,770	1,230,970	63,174	35,488	125,382	110,674	-	-	2,389,178	1,655,375
Other revenue	24,116	526	1,172	2,591	2	6,900	12,037	11,098	23	155	37,350	21,270
Total Segment Revenue	286,968	278,769	1,938,942	1,233,561	63,176	42,388	137,419	121,772	23	155	2,426,528	1,676,645
Unallocated Revenue											2,280	2,667
Revenue from Ordinary Activities											2,428,808	1,679,312
RESULT												
Segment Result	104,372	122,085	98,739	22,766	8,145	10,034	20,371	19,864	(9,281)	(9,552)	222,346	165,197
Share of Net Profits of Associates and Joint Venture Entities	-	-	686	888	7,652	7,167	-	-	-	-	8,338	8,055
Earnings Before Interest and Tax (EBIT)	104,372	122,085	99,425	23,654	15,797	17,201	20,371	19,864	(9,281)	(9,552)	230,684	173,252
Net Interest Expense											(42,804)	(31,662)
Profit from Ordinary Activities Before Income Tax											187,880	141,590
Income Tax Expense											(54,280)	(37,961)
Net Profit											133,600	103,629
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	186,235	201,251	173,470	66,459	30,421	24,985	22,908	21,946	(8,424)	(9,464)	404,610	305,177
DEPRECIATION AND AMORTISATION	81,863	79,166	74,045	42,805	14,624	7,784	2,537	2,082	857	88	173,926	131,925
OTHER NON-CASH EXPENSES	15,096	10,243	15,917	4,845	1,038	2,601	2,892	340	3,233	711	38,176	18,740
ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	184,579	128,704	85,969	346,291	116,301	46,848	15,910	477	425	6,734	403,184	529,054

PRIMARY REPORTING - BUSINESS SEGMENTS

	Exploration and Production		Retail		Generation		Networks		Corporate		Consolidated	
	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
ASSETS												
Segment Assets	877,003	774,090	1,382,481	1,452,829	229,921	127,056	175,728	176,502	50,545	70,582	2,715,678	2,601,059
Investments in Associates and Joint Venture Entities	-	-	4,265	3,277	49,082	46,708	-	-	-	-	53,347	49,985
Total Segment Assets	877,003	774,090	1,386,746	1,456,106	279,003	173,764	175,728	176,502	50,545	70,582	2,769,025	2,651,044
Unallocated Assets *											188,909	177,782
Total Assets											2,957,934	2,828,826
LIABILITIES												
Segment Liabilities	71,357	78,855	306,986	349,905	8,705	17,509	25,074	23,908	69,051	90,671	481,173	560,848
Unallocated Liabilities **											850,722	939,606
Total Liabilities											1,331,895	1,500,454

* Unallocated assets consists of cash and deferred tax assets

** Unallocated liabilities consists of current and non-current interest bearing liabilities, and current and deferred tax liabilities

*** Intersegment pricing is determined on an arm's length basis

Industry Segments:	**Products and Services:**
Exploration and Production	Natural gas and oil
Retail	Natural gas, electricity, LPG, energy related products and services
Generation	Natural gas-fired cogeneration and power generation, clean energy services and project development
Networks	Infrastructure investment and management services

SECONDARY REPORTING - GEOGRAPHICAL SEGMENTS

The consolidated entity operates predominantly in Australia. More than 90% of revenue, profit, assets and acquisition of non-current assets relate to operations in Australia.

Additional notes to Appendix 4B

1. INCOME TAX EXPENSE

	Current period $A'000	Previous corresponding period $A'000
Income tax expense on profit from ordinary activities (item 1.6)	54,280	37,961
Income tax expense on pretax accounting profit:		
(i) at Australian tax rate	56,363	48,141
(ii) adjustment for difference between Australian and overseas tax rates	910	(134)
Income tax expense on pretax accounting profit at standard rates	57,273	48,007
Add/(subtract) tax effect of major items causing permanent differences:		
Non-taxable distributions received	(2,458)	(2,464)
Depreciation and amortisation	16,491	8,430
Capital losses not previously recognised	(2,066)	(1,732)
Share of associates' net profit	(2,131)	(1,768)
Past tax losses and exploration expenditure recouped	(527)	(316)
Over provision for tax in previous years	(2,328)	(3,760)
Tax rate change	500	2,366
Net benefit of subvention payments	(11,301)	(11,301)
Other items	827	499
	(2,993)	(10,046)
Income tax expense for the period	54,280	37,961

Comments by directors

Basis of accounts preparation

19.1 The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous financial year.

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the financial year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have been discounted to their present value.

19.2 Material factors affecting the revenues and expenses of the consolidated entity for the current period

Refer attached Directors' review

19.3 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported.

Refer attached Directors' review

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least a year.

Class C 30% (2001: 30%) franking credits available to shareholders of Origin Energy Limited for subsequent years is Nil (2001:Nil).

The payment of a three cent fully franked final dividend in October 2002 is based on the balance of the dividend franking account at year end adjusted for estimated franking credits that will arise from the receipt of dividends. The payment of franked dividends over the next twelve months is dependent on receiving franked dividends from non-wholly owned entities.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows:

Earnings per share: There is a change in the basis for calculating basic and diluted earnings per share to comply with *AASB 1027: "Earnings Per Share"* (issued in June 2001). The earnings per share information for the year ended 30 June 2001 has been recalculated to present the comparative amounts on a consistent basis with the current financial year.

Segment Reporting:The consolidated entity has applied the revised AASB 1005: "*Segment Reporting*" (issued in August 2000) for the first time from 1 July 2001. Comparative information has been restated for the changes in definition of segment revenues and results.

19.6 Revisions in estimates of amounts reported in previous interim periods.

Nil

19.7 Changes in contingent liabilities or assets.

Contingent liabilities:
Bank guarantees decreased by $111,654,000 from $211,220,000 as at 30 June 2001 to $99,566,000 as at 30 June 2002.

Annual Meeting

The annual meeting will be held as follows:

Place	Savoy Ballroom Grand Hyatt Hotel 123 Collins Street Melbourne, Victoria
Date	17 October 2002
Time	10:30 am
Approximate date the annual report will be available	17 September 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2 This report and the accounts upon which the report is based, use the same accounting policies.

This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

- [ ] The accounts have been audited.
- [ ] The accounts have been subject to review.
- [x] The accounts are in the process of being audited or subject to review.
- [ ] The accounts have *not* yet been audited or reviewed.

5 The audit report is not attached. The auditors have advised in writing that they intend to issue an unqualified audit report.

6 The entity has a formally constituted audit committee.

Sign here: ______________________ Date: 26 August 2002
(Company secretary)

Print name: W M Hundy

Origin energy

Results Announcement
Twelve months ended 30 June 2002

26 August 2002

Outline

- Performance Highlights
- Financial Review
- Operational Review
- Outlook

Origin energy

Page 2

Origin energy

Performance Highlights

Financial highlights

- EBITDA up 33% to $404.6 million
- PAT up 31% to $128.7 million
- Basic EPS up 18% to 20.2 cents on expanded capital base
- Final dividend 3.0 cents per share fully franked
  - (5.0 cps for the full year - 25% payout ratio)
- Operating cash flow after tax (OCAT) up 49% to $299 million
- Capital expenditure & acquisitions 24% lower at $403 million
- Share Placement and Share Purchase Plan
  - Net $197 million raised
  - 71 million shares issued (approx 11% of capital)
- Credit Rating and Debt Issuance Facility established
- Net Debt / Equity ratio at year end 39%

Origin energy

Operating highlights

- Significant growth in scope of operations:
  - Reserves: Increased 17% to 1,140 PJe
  - Customers: 1.78 million (over 2 million after CitiPower acquisition)
  - Generation: capacity increased from 380MW to 598 MW
- Joint Venture approval for development of BassGas
- Acquisition of CSG interests
- Integration of Powercor retail electricity business
- Acquisition of CitiPower retail electricity business (post June 02)
- Systems and processes ready for Full Retail Contestability
- Quarantine power station commissioned
- SW Cogeneration (Worsley) acquisition completed
- Financial close on SEA Gas project and pipe ordered
- Lost Time Injury Frequency Rate (LTIFR) reduced from 4.9 to 3.0 injuries per million hours worked

Origin energy

Origin energy

Financial Review

Profit & Loss

	Jun 02 ($m)	Jun 01 ($m)	% change
Total revenue	2,437	1,687	44%
EBITDA	404.6	305.2	33%
EBIT	230.7	173.3	33%
Net interest expense	(42.8)	(31.7)	35%
Tax expense	(54.3)	(38.0)	43%
Outside equity interests	(4.9)	(5.6)	(12%)
PAT	128.7	98.0	31%
Earnings per share (cents)	20.2	17.1	18%
Free cash flow per share (cents)	40.2	29.7	36%
Return on equity	8.1%	7.6%	7%

Origin energy

Retained Profit Impact

	FY 01/02 ($m)	FY 02/03* ($m)
Total Revenue Reported	2,437	
Retained by Gascor	147	56
Gross Revenue	2,584	
EBIT Reported	231	
Profit Retained by Gascor	29	11
Gross EBIT	260	

No profit retained after October 1, 2002

* Estimate

Origin energy

EBITDA is up 33% on the prior year due to strong retail contributions from electricity and LPG.....

	Jun 02 ($m)	Jun 01 ($m)	% change
Exploration & Production	186.2	201.3	(7%)
Retail	173.5	66.5	161%
Generation	30.4	25.0	22%
Networks	22.9	21.9	4%
Corporate	(8.4)	(9.5)	11%
Total	404.6	305.2	33%

.......offset by a decrease in upstream due to lower oil sales

Origin energy

Depreciation & Amortisation

	Jun 02 ($m)	Jun 01($m)
Buildings, plant & equipment	79.5	73.4
Retail systems	2.1	0.2
Exploration in producing fields	44.5	41.2
Electricity hedging contracts	25.9	0.5
Licences	14.8	9.9
Goodwill	5.6	5.7
Other	1.5	1.0
Total	173.9	131.9

- Origin is quickly amortising commodity hedges, resulting in higher overall D&A charges than may be expected (cf. SIB Capex of $65m)
- Amortisation of retail systems is expected to increase to around $9 million next financial year

Profit & Loss

	Jun 02 ($m)	Jun 01 ($m)	% change
Total revenue	2,437	1,687	44%
EBITDA	404.6	305.2	33%
EBIT	230.7	173.3	33%
Net interest expense	(42.8)	(31.7)	35%
Tax expense	(54.3)	(38.0)	43%
Outside equity interests	(4.9)	(5.6)	(12%)
PAT	128.7	98.0	31%
Earnings per share (cents)	20.2	17.1	18%
Free cash flow per share (cents)	40.2	29.7	36%
Return on equity	8.1%	7.6%	7%

Origin energy

Funding & Interest

	Jun 02	Jun 01	Change
Net debt ($m)	633	727	(13%)
Total equity ($m)	1,626	1,328	22%
Net debt to equity (%)	39%*	55%	(29%)
Net interest expense ($m)	(42.8)	(31.7)	35%
Net interest cover (x EBIT)	5.4	5.5	
Average interest rate	6.6%	6.7%	

- January 2002 - Debt Issuance Program announced and followed by refinancing of bank funding via:
  - $185 m commercial paper
  - $180 m 5 year medium term note
- BBB+ Credit Rating re-affirmed post CitiPower acquisition

* Rises to 49% at end of August at settlement of CitiPower acquisition

Tax reconciliation

	Jun 02 ($m)	Jun 01 ($m)
Profit before tax	187.9	141.6
Prima facie tax	57.3	48.0
less Subvention benefit	(11.3)	(11.3)
add non-deductible amortisation	16.5	8.4
less other permanent differences	(8.2)	(7.1)
equals Tax expense	54.3	38.0
Tax paid	(22.5)	(5.3)
Subvention payments	(18.0)	(19.0)

Origin energy

Page 13

Operating cash flow after tax over funds employed is used as the primary performance measure

	Jun 02 ($m)	Jun 01 ($m)
EBITDA	405	305
Non-cash items	(17)	(8)
Change in Working Capital	16	11
Stay in business CAPEX	(65)	(83)
Tax/Subvention Payments	(40)	(24)
OCAT	299	201
Net Interest Paid	(43)	(31)
Free cash flow	256	170
Funds Employed	2,189	1,891
OCAT Ratio	13.7%	10.6%

OCAT ratio has exceeded prior year and target

Origin energy

Page 14

Capital expenditure has focussed on growth with higher expenditure on exploration and retail systems........

	Jun 02 ($m)	Jun 01 ($m)
Stay in business	64.9	83.4
Growth		
Exploration & Production	74.3	55.8
Retail	69.8	11.1
Generation	46.0	46.2
Networks	0.1	0.1
Corporate	0.0	2.3
Total capital expenditure	255.2	199.0
Acquisitions	148.0*	330.1
Capex including acquisitions	403.2	529.1

....and significant expenditure on acquisitions

*Includes Worsley $70m, CSG $50m, Envestra interests $15m, Gasmart $8m.

Does not include the July 2002 acquisition of CSG assets and the CitiPower retail business

Origin energy

Page 15

The target of 15% OCFR was met by all segments except generation.

Segments	Funds Employed ($m)	Operating Cash flow ($m)	OCFR (%)
Exploration & Production	750.4	125.2	16.7%
Retail	1,093.0	179.1	16.4%
Generation	213.3	22.7	10.7%
Networks	151.6	25.5	16.8%
Retail & Generation	*1306.3*	*201.8*	*15.5%*

Low summer pool prices depressed Generation earnings and lowered Retail costs. Combining the Generation and Retail results illustrates the natural hedge at work in the business.

Origin energy

Page 16

Capital Management and Distributions

- July 2001 - $123m institutional equity placement
- August 2001 - $74m Share Purchase Plan
- 2 cent per share fully franked interim dividend
- Share Sale Facility following Interim Results
- 3 cent per share fully franked final dividend
  - DRP to apply to final dividend with a 5% discount to share price
- Less franking available from OCA
- Dividend policy again under review

Origin energy

Page 17

Significant Provisions

- Ladbroke Grove Insurance
  - $6.3m provision created in 2001
  - Not reversed in 2002
  - Available to cover future uninsured events
- Solar development
  - Expenditure to date fully provided
  - $4.7m expensed in 2002
  - $2.0m relates to prior year

Origin energy

Page 18

Origin energy

Operating Review

Exploration & Production: EBITDA decreased 7% to $186.2m following asset sales and lower oil prices



External Sales Revenue & EBITDA ($m)
300
250
200
150
100
50
0
Jun-02
Jun-01
140
120
100
80
60
40
20
0
Capex ($m)
Revenue
EBITDA
Capex *

* Does not include acquisitions

- Lower sales volumes and prices for oil decreased revenue by $15m ($34m before hedging)
- Increased gas sales from Cooper and CSG offset these declines
- OCA confirmed its position as Australia's leading CSG producer through acquisition of interests in the Fairview and Durham areas
- Significant progress was made towards the commercialisation of offshore gas discoveries
- Significant new discoveries of oil and gas were made in the Perth Basin.

Origin energy

Origin's oil and foreign exchange hedging policy has dampened the impact of volatile oil prices


Tapis monthly average spot price
vs Origin Energy Hedge position
Average Price Received A$ (inclusive of hedging)
Dec '01 half $ 42.44
Jun '02 half $ 41.85
A$ / bbl
$52
$50
$48
$46
$44
$42
$40
$38
$36
$34
$32
$30
Jul-01
Oct-01
Jan-02
Apr-02
Tapis Average Monthly Spot price A$ (source: APPI)
Average price Average A$ price realised by Origin Energy per half

- Sales volumes marginally lower than last year at 86.3 PJe (vs. 86.8 PJe in '01)
- Revenue from the sale of liquids represented 29% of upstream sales revenues, with 71% from natural gas and ethane sales.
- The oil price received in the June half inclusive of oil and foreign exchange hedging averaged A$41.85 per barrel, marginally lower than the December half

Origin energy

Origin has significantly increased 2P reserves through the year

Proved and Probable Reserves (PJe*)	Jun 02
2P reserves at start of year	975
+ Additions and Revisions	248
- Production	83
2P reserves at end of year	1,140
Net 2P reserves added	165
Net increase in 2P reserves	17%
Scope For Recovery category	*230*
2P reserves added through acquisition post June 30	*160*
Approximate reserves - all categories	*1,530*

* PJE - petajoule equivalent - a measure of energy

Origin energy

OCA continues to build its CSG capabilities and enhance its position as the largest CSG producer in Australia



Lilyvale
Harcourt
Gladstone
Moura
Dawson Valley
Scotia
Fairview
Peat
Walloon Fairway
Durham
Roma
Talinga
Aberdeen
N

- Full year of gas sales from the Peat field to Bulwer Island
- Invested $49 m during FY 02 in acquiring interests in the Fairview and Durham fields - followed by a further $47m in July 02
- Appraisal of Fairview field in mid 02 increased 2P reserves across the Fairview and Durham fields to in excess of 1,100 PJ
- 8 well appraisal program on Durham commenced in August 02
- Contract to supply 5.4PJ pa to AMC announced July 02

Origin energy

Steady progress has been made in the commercialisation of offshore gas resources in SE Australia

BassGas Project

- Origin Energy entered into GSA to purchase all sales gas from 95% of JV
- Equity in the Yolla field increased from 30% to 37.5%
- EPIC contract awarded to Clough Engineering
- EES/EIS study completed - awaiting response from the Victorian Government
- First gas late 2004

Offshore Otway Basin

- Thylacine discovery appraised in Sept 01, Geographe Nth Oct 01
- Feasibility study undertaken
  - Phase 1 confirmed no further wells required
  - Phase 2 finalising design concepts
  - EES / EIS now underway
- August 02 Woodside signed conditional GSA with TXU
- First gas early 2006

Origin energy

Origin's long term commitment to the Perth Basin was rewarded in 01/02 with several discoveries


0 20 40 60 80 100
KILOMETRES
WA226P
Location Map
Western Australia
Geraldton
Perth
Geraldton
Hovea Oil Discovery
Dongara
Cliff Head Oil Discovery
Beharra Springs Gas Field

- Beharra Springs North 1 - new field gas discovery commenced production in July 02
- Hovea 1 - 8 metre oil column in the first commercial oil discovery since 1966
- Large 3D survey extended over Beharra Springs and Hovea trends in late 2001
- Hovea 2 - discovered gas in secondary objective High Cliff Sandstone
- Hovea 3 - 26m oil column confirms Hovea 1 discovery
- Origin became Operator of WA-226-P (offshore). Highly prospective - similar structural style to the Cliff Head block and containing residual oil column in Livet 1

Page 25

Retail: EBITDA increased 161% to $173.5 million primarily as a result of increased electricity sales


External Sales Revenue ($m)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Jun-02
Jun-01
200
180
160
140
120
100
80
60
40
20
0
EBITDA & Capex ($m)
Revenue*
EBITDA
Capex+

* Includes agency sales in Victoria
\+ excludes acquisitions

- Contributions from electricity retail business ahead of expectations, plus strong contribution from LPG and natural gas despite mild weather
- EBITDA enhanced by favourable wholesale position of "Powercor" hedge book - purchase price amortised below EBITDA line
- Successfully implemented FRC for electricity - well prepared for natural gas in Victoria
- Improved Commodity Risk Management systems
- Gasmart acquisition & rebranding
- Established leading "green" position
- Origin Energy achieved a brand leadership position in Victoria having improved unprompted awareness from 23% to 46%

Page 26

Retail business: all areas contributed to the result

	Natural Gas *	Electricity **	LPG
Revenue (A$M)	803	825 (650)	402
Gross Margin (A$M)	96	160 (60)	113
Sales - (PJ)	118	-	-
Sales - (TWh)	-	8.4 (6)	-
LPG (Ktonnes)	-	-	489
Total Sales (PJe)	118	30.4 (22)	24.1
Customer # ('000)	986	582 (260)	209

* Gross revenue received from customers (including Retained Profit component). Gross Margin is after payment of Retained Profit.
** Data in brackets represents expected additional contribution of CitiPower electricity retail business

Origin energy

Page 27

Weather conditions were milder than average in both summer and winter



Melbourne Temperature data
Average daily temperature (°C)
30
25
20
15
10
5
Summer: Energy sales highest if temperatures exceed average (but were lower in 01/02)
Winter: Energy sales highest if temperatures are less than average (but were generally higher in 01/02)
1/07/2001
1/10/2001
1/01/2002
1/04/2002
8 Year Range of Average Temperatures
Earnings positive weather variations
Earnings negative weather variations
Smoothed 01/02 average temperatures
Smoothed 8 year average temperatures

- Temperature variations were towards mild weather, depressing retail earnings.
- Summer 01/02 temperatures were lower than average leading to lower than expected cooling load
- Winter 01/02 temperatures were warmer than average leading to reduced heating load

LPG has benefited from a focus on costs and disciplined pricing, improving returns despite lower volumes



Average International Propane Price
Propane Price ($A)
1000
800
600
400
200
0
FY 00 / 01
A$574
FY 01 / 02
A$443
Jul-00
Jan-01
Jul-01
Jan-02

- Business improved from marginal profitability to in excess of 20% OCFR
- Debtor performance improved significantly, improving cash flow and reducing funds employed
- Wholesale LPG prices reduced by 20% compared to prior period (after increasing 150% between FY99 & FY01)
- Volumes down 11% (mostly Autogas) as higher prices reduced attraction of LPG as an alternative fuel

Origin energy

Page 29

The company is well prepared for FRC in mass markets





Electricity

- Major systems enhancement and consolidation project completed
  - gives a compliant marketing, sales and customer service capability for existing contestable markets
  - will be further enhanced to manage natural gas contestability in Victoria in October
- No new systems introduced but leverages existing ones
  - will be used as the platform to which CitiPower customers will be migrated to

Natural Gas

- Systems are in the process of further enhancement to manage natural gas contestability in Victoria in October

Origin energy

Page 30

Generation: EBITDA up 22% to $30 million largely due to contributions from Worsley and Quarantine



70
60
50
40
30
20
10
0
External Sales Revenue & EBITDA ($m)
Jun-02
Jun-01
50
40
30
20
10
0
Capex ($m)
Revenue
EBITDA
Capex*

* excludes acquisitions

- Quarantine power station on line in late December 2001 on time and under budget
- Mild summer resulted in low pool prices depressing earnings in the merchant sector
- Worsley acquisition completed in May 2002. Full year contribution booked in second half
- Bulwer Island rectification program improved availability in second half

Origin energy

FY 01 / 02 saw a significant reduction in electricity pool prices across all States



60
50
40
30
20
10
0
Average Price ($/Mwhr)
FY 00/01
FY 01/02
NSW
Vic
SA
Qld

- The trend for lower average power prices evident in the first half has continued into the second half
- South Australia has experienced lower average prices than NSW - a situation at odds with the cost of generation
- This was largely as a result of the installation of new peaking capacity in Victoria and SA, and one of the coolest summers on record for these states

Origin energy

Merchant plant has operated to expectations in the low price environment caused by the mild summer.

	Origin Interest %	Capacity MWe	Capacity Factor %	Av. price received $/MWh
Merchant Plant				
Ladbroke	100	80	72	31
Quarantine	100	96	10	97
Roma	100	74	3	194

Origin energy

Networks: EBITDA increased 4% to $22.9 million as a result of increased management fees and higher distributions from Envestra



30
25
20
15
10
5
0
EBITDA ($m)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Capex ($m)
Jun-02
Jun-01
EBITDA
Capex*

* excludes acquisitions

- Investment in Envestra increased by $15.2 million as part of rights issue
- Higher distributions from Envestra
- Over 24,000 new customers connected
- 290 km of new mains
- 140 km of mains replaced
- Management fees under Envestra haulage agreement increased from 2.5% to 3% for SA, Qld, NT.

Origin energy

SEAGas project met financial close late May 2002 and is on target to deliver first gas in early 2004



SA Vic
$600m
Adelaide
Quarantine Power Plant $80m
SEA Gas Pipeline $300m
Pelican Point Expansion $200m
SA Retail Market
Victoria Retail Market
Melbourne
Regional Market Dev't
Minerva Gas Field $200m
Yolla Gas Field $400m
Geographe / Thylacine Gas Fields $500m
Projects in which Origin Energy has direct interests

- 680 km pipeline
- Initial capacity 45 PJ/a increasing to 70 PJ/a fully compressed
- Origin has entered into long term contracts for up to 35 PJ/a capacity
- Discussions with potential shippers continues
- Pipe order placed in July 2002
- First gas January 2004

Page 35

Origin energy

Outlook

Origin has increased profit by over 70% since the demerger. The profit outlook includes.....



140
120
100
80
60
40
20
0
Profit After Tax (A$ million)
FY 99/00
FY 00/01
FY 01/02

Positives

- Contribution from the CitiPower retail business from July 02
- Full year contribution from higher electricity & natural gas tariffs
- Retained Profit ceases 1 Oct. 02
- Full year contribution from Quarantine power station

Negatives

- Integration costs of retail business
- Higher depreciation charges associated with retail systems
- Higher cost of retail churn and customer management
- Lower oil production

.....and Origin expects a further increase in profit in the coming year

Profit sensitivities and hedging

Sensitivities (inclusive of hedging)	
Oil price US$1 inc/dec	A$1.2 m inc/dec
US$ 0.01 inc/dec	A$0.8 m dec/inc
1 degree day colder/warmer	$0.05m inc/dec (natural gas only)
Interest rate 1% inc/dec	A$1.8 m dec/inc
Hedging	**2002/03**
Oil price	
% hedged	53%
Average hedge price	> US$23
USD	
% hedged	51%
Average hedge price	<53.5 US cents
Electricity	
Peak Cover (extreme summer)	101%
Energy Cover (average demand)	103%

Natural hedging in the business, together with external hedges, reduces earnings risk

Origin energy

Origin's strategic focus continues to provide opportunities for growth


* Projects contributing in the FY 01 / 02
Projects initiated but not yet contributing
Perth Basin gas and oil discoveries
* Acquisition of Fairview / Durham coal seam gas assets
New CSG Contract (AMC)
* Quarantine power station : 95 MW
* Integration of Powercor retail business and tariff increases
CitiPower retail business Integration
* Worsley Cogeneration : 120 MW
SEAGas pipeline
Commercialisation of BassGas project
Offshore Otway Basin appraisal and development

Origin energy

Growth will be driven by development of new projects from balance sheet and strong cash flows


Growth capital expenditure estimates compared with FY 02 free cash flow
Annual Expenditure (A$ million)
350
300
250
200
150
100
50
-
01/02
02/03
03/04
04/05
05/06
Current Free Cash Flow $256 million per year
Ongoing projects
CSG
Quarantine (CCGT)
Quarantine (OCGT)
FRC
SEA Gas
Otway
Bass Gas
Acquisitions

- Growth opportunities will require significant capital expenditure over the next few years
- This will largely be funded through cash flows, plus utilisation of strong balance sheet & debt capacity
- Interest expense is likely to rise and returns may be lower while these projects are under construction before contributing substantially to earnings from 04/05
- Any further significant acquisitions would likely require an equity raising

Origin energy

Origin will continue to deliver value to shareholders through:

- A strategic position that has differentiated Origin from other energy companies in Australia
- A focus on risk management and improving the performance of existing businesses
- Growth from prospects generated within the business and acquisition of value adding businesses

Origin maintains the long term goal of achieving growth of 10-15% pa and expects to continue to achieve this over the next few years

Page 41

Origin energy

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/08/2002

TIME: 16:45:02

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Senior Executive Option Plan

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 August 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 August 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
647,889,152	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,260,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 23 August 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/08/2002

TIME: 12:34:11

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 3 Progress Report Onshore Perth Basin

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 August 2002
From	Bill Hundy	Pages	2
Subject	**HOVEA 3 PROGRESS REPORT**		

Please find attached a drilling report regarding Hovea 3 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

23 August 2002

Hovea 3 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 3 appraisal well, located in the onshore Perth Basin Production Licence L1, is running in the hole to work stuck drill pipe at 07:00 hours on Friday, 23 August 2002. Current total depth for the well is 2357 metres. Progress for the week is 88 metres.

The primary objective of the Hovea 3 well is to appraise the oil pool in the Dongara Sandstone reservoir discovered by the Hovea 1 well. The well has successfully completed its primary objective, intersecting a likely 26m oil column (to be confirmed by wireline logs) in the Dongara Sandstone. Prior to becoming stuck the well was drilling ahead to the secondary target in the High Cliff Sandstone (confirmed gas bearing in Hovea 2). Good gas shows have been encountered whilst drilling in the overlying Irwin River Coal Measures.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 3 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Under agreement with ARC, Origin will operate the drilling of Hovea 3)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/08/2002

TIME: 10:44:24

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea Drilling Program Update

ORG000071

Origin energy

facsimile

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 August 2002
From	Bill Hundy	Pages	2
Subject	**HOVEA DRILLING PROGRAM UPDATE**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Please find attached an update on the Hovea drilling program.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

19th August 2002

Hovea 3 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that, at 0700 hours WST on Monday, 19 August, 2002, the Hovea 3 appraisal well, located in the onshore Perth Basin Production Licence L1, was drilling ahead at a measured depth of 2143 metres, after cutting three cores each 27 metres in length, through the basal Kockatea Shale and Dongara Sandstone.

Preliminary indication from the cores (which have yet to be examined in detail) and hydrocarbon shows observed whilst coring is that the well has encountered a 26-metre hydrocarbon column, likely oil, in good quality reservoirs of the Dongara Sandstone. Confirmation of the length of the column, hydrocarbon type and reservoir quality will only be possible after the cores have been examined in detail and wireline logs have been run at the completion of the well. The length of the hydrocarbon column encountered is as prognosed from the pre-drill mapping of the structure for the bottom hole location at which the Dongara Sandstone was intersected. Due to difficulties in maintaining the angle of the hole whilst achieving acceptable drilling rates, the Dongara Sandstone intersection is only some 190 metres from the Dongara Sandstone intersection in Hovea 1,as opposed to around 310 metres as initially intended.

The forward plan for the well is to drill ahead to the secondary target, the High Cliff Sandstone, which was established as gas bearing in Hovea 2. This is expected to take 3 days.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 3 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Under agreement with ARC, Origin will operate the drilling of Hovea 3)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/08/2002

TIME: 12:38:06

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 3 Progress Report

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	15 August 2002
From	Bill Hundy	Pages	2
Subject	**HOVEA 3 PROGRESS REPORT**		

Please find attached a drilling report regarding Hovea 3 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

15 August 2002

Hovea 3 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 3 appraisal well, located in the onshore Perth Basin Production Licence L1, was preparing to cut core number 1 in the basal Kockatea Shale at 1968m measured depth at 07:00 hours WST on Thursday, 15 August 2002.

The primary objective of the Hovea 3 well is to appraise the oil pool in the Dongara Sandstone reservoir discovered by the Hovea 1 well. Hovea 3 is being drilled from a surface location adjacent to the Hovea 1 well as a new deviated well to a bottom hole location northeast of the Hovea 1 well location.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 3 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Under agreement with ARC, Origin will operate the drilling of Hovea 3)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/08/2002

TIME: 10:27:42

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Exercise of Options

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	12 August 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 August 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	647,874,152	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,275,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 12 August 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/08/2002

TIME: 12:35:28

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 3 Progress Report

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 August 2002
From	Bill Hundy	Pages	2
Subject	HOVEA 3 PROGRESS REPORT		

Please find attached a drilling report regarding Hovea 3 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

8 August 2002

Hovea 3 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 3 appraisal well, located in the onshore Perth Basin Production Licence L1, was drilling ahead at 748m RT at 07:00 hours WST on Thursday, 8 August 2002.

The primary objective of the Hovea 3 well is to appraise the oil pool in the Dongara Sandstone reservoir discovered by the Hovea 1 well. Hovea 3 is being drilled from a surface location adjacent to the Hovea 1 well as a new deviated well to a bottom hole location some 310 metres northeast of the Hovea 1 well location.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 3 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Under agreement with ARC, Origin will operate the drilling of Hovea 3)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/08/2002

TIME: 11:13:15

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 3 Progress Report

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 August 2002
From	Bill Hundy	Pages	2
Subject	**HOVEA 3 PROGRESS REPORT**		

Please find attached a drilling report regarding Hovea 3 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

5 August 2002

Hovea 3 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 3 appraisal well spudded on Saturday 3 August 2002 and at 0700 hours on Monday 5 August 2002, a depth of 712m had been reached. Current operations are preparing to run wireline logs, prior to setting surface casing.

The primary objective of the Hovea 3 well is to appraise the oil pool in the Dongara Sandstone reservoir discovered by the Hovea 1 well. Hovea 3 is being drilled from a surface location adjacent to the Hovea 1 well as a new deviated well to a bottom hole location some 310 metres northeast of the Hovea 1 well location. Hovea 3 has also been designed to allow for it to be deepened to intersect the High Cliff gas zone discovered in Hovea 2 in a down dip location.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 3 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Under agreement with ARC, Origin is operating the drilling of Hovea 3)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/08/2002

TIME: 15:46:40

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Senior Executive Option Plan

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	2 August 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 August 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	647,859,152	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,290,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 2 August 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 31/07/2002

TIME: 12:31:59

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Report for the quarter ended 30/06/02

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 July 2002
From	Bill Hundy	Pages	16
Subject	**Origin Energy Limited**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Attached is the Origin Energy Limited report for the quarter ended 30 June 2002.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

31 July 2002

Report for the quarter ended 30 June 2002
To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiary Origin Energy Resources Limited and 85% owned subsidiary Oil Company of Australia Limited (OCA).

Highlights during the quarter were:

- OCA participated in the drilling of 10 CSG wells in the Fairview field (PLs 90-92, 99, 100). Production testing of two CSG exploration wells north of Moura (ATP 564P) and of a four hole pilot program on the Talinga CSG field (ATP 692P) continued during the quarter. The latter project is testing the CSG potential of the Walloon Coal Measures.
- In PL 94, a five well Nipan development drilling program commenced in June 2002.
- The $400 million EPIC contract between the Joint Venture and Clough Engineering for the engineering, procurement, installation and commissioning of the BassGas development was signed in June.
- The EES/EIS for the BassGas development was examined by an independent Government appointed Panel. Their report and recommendation to the Victorian Minister will be prepared by 6 August 2002.
- Studies continued on the feasibility of developing the Thylacine (T/30P) and Geographe (Vic/P43) gas fields.
- Fifteen development (8 gas / 7 oil) and three appraisal (3 gas) wells were drilled in the Cooper / Eromanga Basins (SA and Qld). All but one gas development well were cased and suspended as potential future producers.
- The Waingaromia 2 well in New Zealand permit PEP 38330 spudded on 10 May 2002. The well was plugged and abandoned after failing to encounter any significant sandstone reservoirs.
- The Opito 1 exploration well, drilling in New Zealand permit PEP 38729, spudded on 28 April 2002. The well is designed to test the Eocene Kapuni Group Sandstones below aged Murihiku Supergroup metasediments. The well was at a depth of 2613 on 30 June 2002, and has subsequently been plugged and abandoned after failing to encounter significant hydrocarbon shows.
- The Burlington United Lands 1 well in the onshore Gulf of Mexico commenced production and is currently producing at 500 BOPD.

- Hovea 2 spudded on 23 June 2002 and was at a depth of 1035 m on 30 June 2002. The well is designed to test the deeper plays in the Early Permian section below the oil zone intersected by Hovea 1. The well subsequently intersected a new gas pool in the Early Permian and has been cased and suspended as a future producing well.

- Agreement was reached with Apache Energy Limited to earn an undivided 28.75% interest in WA 226P from Origin Energy. Under the terms of the farmin, Apache will manage the drilling of the Morangie 1 well (4th quarter 2002) as agent on behalf of Origin.

- OCA has now completed the sale of its interests in its Bodalla assets (ATP 269P and PLs 31, 32, 47 and 184) and in the Naccowlah Block of ATP 259P and associated PLs to Beach Petroleum NL and Mawson Petroleum NL. The Sale and Purchase Agreement was completed on 27 June 2002 with OCA receiving the final payment of $14.8 million from Beach Petroleum for these assets. Beach had previously paid $1.7 million under the Sale and Purchase Agreement to OCA on 22 February 2002. The effective date of the sale was 1 October, 2001. Following completion of the sale process Origin will no longer report on these assets.

Report for the quarter ended 30 June 2002

1. SALES

The share of product sold during the quarter is summarised as follows:

Product	Unit	This Quarter	Previous Quarter	% Change	4th Quarter 2000/01	YTD 2001/02	YTD 2000/01
Natural Gas	PJ						
SA Cooper & SWQ		9.78	8.21		9.70	37.86	37.30
Otway Basin		1.42	1.51		1.23	6.81	6.31
Perth Basin		0.41	0.33		0.87	2.10	3.76
Carnarvon Basin		1.47	1.77		1.74	7.17	7.60
Coal Seam Gas		2.02	1.81		2.12	8.04	4.57
Surat / Denison		2.61	2.60		2.53	10.56	12.21
Total		17.71	16.23	9%	18.19	72.54	71.74
Crude Oil	kbbls						
SA Cooper & SWQ		98.87	103.00		177.35	341.70	410.87
Surat / Denison		17.25	26.46		47.76	115.73	144.00
Eromanga		(5.52)*	110.25		116.95	331.79	485.88
Perth Basin		14.91	-		-	14.91	-
Total		125.51	239.71	-48%	342.06	804.12	1,040.75
Condensate/naphtha	kbbls						
SA Cooper & SWQ		116.80	138.64		173.02	594.27	539.43
Otway Basin		7.68	9.63		7.68	32.52	34.72
Perth Basin		0.80	0.53		1.22	2.95	4.90
Surat / Denison		9.41	10.59		14.04	46.69	59.09
Total		134.69	159.39	-15%	195.96	676.42	638.14
LPG	ktonnes						
SA Cooper & SWQ		19.51	8.83		16.88	53.80	56.05
Surat / Denison		1.93	1.90		2.24	7.64	9.56
Total		21.44	10.73	100%	19.12	61.44	65.60
Ethane	ktonnes						
SA Cooper & SWQ		12.46	11.25		9.47	46.88	43.71
Total		12.46	11.25	11%	9.47	46.88	43.71
Total Sales	PJE	20.87	19.60		22.68	86.34	86.76
<u>Sales Revenue ($000)</u>							
External		64,210	57,861	11%	76,948	262,851	278,245

Sales Volumes by Basin (PJE)

	This Quarter	Previous Quarter	% Change	4th Quarter 2000/01	YTD 2001/02	YTD 2000/01
SA Cooper & SWQ	12.59	10.58		12.99	48.15	47.64
Otway Basin	1.46	1.56		1.27	6.99	6.50
Perth Basin	0.50	0.33		0.88	2.20	3.79
Carnarvon Basin	1.47	1.77		1.74	7.17	7.60
Coal Seam Gas	2.02	1.81		2.12	8.04	4.57
Surat / Denison	2.86	2.91		2.99	11.86	13.84
Eromanga	(0.03)*	0.64		0.68	1.93	2.83
Total	20.87	19.60	6%	22.68	86.34	86.76

* Adjustment due to completion of the sale of interests in Bodalla assets to Beach Petroleum NL and Mawson Petroleum NL in June.

2. MARKETING AND DEVELOPMENT ACTIVITIES

2.1 South Australia

2.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Thirteen development wells, consisting of seven oil wells and six gas wells, were drilled in the quarter. Barina 7 was plugged and abandoned, but all of the other wells were cased and suspended as future producers.

Patchawarra East Block (Interest 10.536%)

No significant activity during the quarter.

PEL 104 (Interest 100%)

PEL 104 was formerly known as Exploration Permit Area CO99-E.

No significant activity during the quarter.

2.1.2 Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields),
PPL 168 (Interest 75.7143%, Redman gas field)

No significant activity during the quarter.

2.2 Queensland

2.2.1 Cooper/Eromanga Basins

ATP 259P - SWQ Gas Unit (Origin Energy Resources Limited 16.5% and
Oil Company of Australia Limited 0.2375%)

Two development wells were drilled during the quarter, both being cased and suspended as future gas producers. One well was drilled in the Munkah field and the other well was drilled in the Juno field.

ATP 259P (Origin Energy Resources Limited Block Interests 10-27%)

No significant activity during the quarter.

PLs 31, 32 & 47 (Oil Company of Australia Limited 72.75% (Operator))

No significant activity during the quarter.

OCA has now completed the sale of interests in its Bodalla assets (PLs 31, 32, 47) to Beach Petroleum NL and Mawson Petroleum NL.

PL 184 (Oil Company of Australia Limited 69.59% (Operator))

No significant activity during the quarter.

OCA has now completed the sale of interests in its PL184 Thylungra gas and condensate field to Beach Petroleum NL.

PLs 23, 24, 25, 26, 35, 36, 62, 76, 77, 78, 79, 82, 87, 105, 107, 109, 133, 149, 175, 181 & 182 - Naccowlah Block (Oil Company of Australia Limited 0.5%. OCA has a 1.25% interest in the Jackson-Moonie Pipeline)

No significant activity during the quarter.

OCA has now completed the sale of interest in its ATP259P Naccowlah Block and associated PLs (excluding SWQ Unit subleases) to Mawson Petroleum NL.

2.2.2 Surat Basin

PLs 30, 56 & 74 / PPL 22 (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator) in PLs 56 and 74; Oil Company of Australia Limited 20%, Angari Pty Limited 55% (Operator) in PL 30)

No significant activity during the quarter.

PLs 53 and 174 / PPL 63 (Oil Company of Australia Limited 100% (Operator))

No significant activity during the quarter.

PLs 70 & 71 (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in PL 71; Oil Company of Australia Limited 100% (Operator) in PL 70)

No significant activity during the quarter.

PLs 10, 11, 12, 28, 69 & 89 (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%); (Oil Company of Australia Limited 5.8075%, Oil Investments Ltd 19.1925% in Snake Creek East Exclusion Zone)

No significant activity during the quarter.

PLs 21, 22, 27 & 64 (Oil Company of Australia Limited 64% (Operator), Oil Investments Limited 19% and Angari Pty Limited 4.5% in PLs 21, 22 and 27; Oil Company of Australia Limited 83% (Operator) and Angari Pty Limited 4.5% in PL 64)

No significant activity during the quarter.

PL 14 / PPL 3 (Oil Company of Australia Limited 100% (Operator))

No significant activity during the quarter.

2.2.3 Bowen Basin

PLs 41, 42, 43, 44, 45, 54, 67, 173 & 183 / PPLs 10 & 11 (Oil Company of Australia Limited 50% (Production Operator))

No significant activity during the quarter.

PL 94 (Oil Company of Australia (Moura) Pty Ltd 100% (Operator))

The drilling of a 5 well Nipan development program commenced in June 2002. This program will be completed in the third quarter 2002. A small field compressor boosting production from the Moura field was commissioned during June.

Lowell Petroleum and Helm Energy took up the option to earn 50% in the northern part of PL 94 (Mungi Prospect) by spending the first $800K of a two well program in the Mungi field.

PL 101 (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%))

A small booster compressor located in the southern part of the field was commissioned during the quarter.

PLs 90, 91, 92, 99, 100 (Oil Company of Australia Limited 7%)

A total of 5 development wells and 5 appraisal wells were drilled during the quarter.

2.3 Western Australia

2.3.1 Perth Basin

L11 (Interest 67.0%) (Beharra Springs gas field)

Connection of Beharra Springs North 1 to the gas plant is expected to be completed in July 2002.

2.3.2 Carnarvon Basin

L9 (Interest 56.55%, Tubridgi gas field)

The water shut-off and reperforation program was completed in May 2002.

2.4 Victoria

2.4.1 Otway Basin

PPL 8 (Interest 100%, Dunbar gas field)

The Dunbar field has not produced this quarter. No reserves are assigned to the field and no resumption of production is expected

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir)

No significant activity during the quarter.

VIC/P43 (Interest 30%)

The first phase of feasibility studies to identify the optimum development concept for the Geographe field has been completed. These studies have been conducted jointly with the T/30P Joint Venture with a view to a cooperative development with the nearby Thylacine field.

The combined Scope for Recovery volume from these fields is estimated as about 800 billion cubic feet of dry gas and 9 million barrels of condensate. The VIC/P43 (Geographe) and T/30P (Thylacine) Joint Ventures have agreed to a budget to continue subsurface studies, development engineering and progressing environmental approvals for a range of potential cooperative development concepts.

First gas from the Otway Gas Project could be delivered to the market by early 2006.

2.5 Tasmania

2.5.1 Otway Basin

T/30P (Interest 30%)

The first phase of feasibility studies to identify the optimum development concept for the Thylacine field has been completed. These studies have been conducted jointly with the VIC/P43 Joint Venture with a view to a cooperative development with the nearby Geographe field.

The combined Scope for Recovery volume from these fields is estimated as about 800 billion cubic feet of dry gas and 9 million barrels of condensate. The VIC/P43 (Geographe) and T/30P (Thylacine) Joint Ventures have agreed to a budget to continue subsurface studies, development engineering and progressing environmental approvals for a range of potential cooperative development concepts.

First gas from the Otway Gas Project could be delivered to the market by early 2006.

2.5.2 Bass Basin

T/RL1 (Interest 37.5%)

The Boards of the Joint Venture parties approved the BassGas development in March subject to the granting of environmental and regulatory approvals and verification of the platform design by an independent authority. The EPIC contract for the engineering, procurement, installation and commissioning of the $400million BassGas development was signed with Clough Engineering in June.

The combined Environmental Effects Statement/Environmental Impact Statement (EES/EIS) for the BassGas development was examined by an independent, Government appointed Panel. Their report and recommendation to the relevant Victorian Minister will be prepared by 6 August. Allowing for review by the Victorian Minister and then the Commonwealth Environment Minister, approval of the EES/EIS is expected in October.

Clough Engineering will be taking more soil samples at the platform site during August. This information will be used to confirm design parameters and allow the independent authority to review, assess and verify the platform design. This is expected to be finalised by October.

3. EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

One gas appraisal well (Gidgealpa 57) was drilled in the quarter. This well was cased and suspended as a future producer.

Patchawarra East Block (Interest 10.536%)

No significant activity during the quarter.

PEL 104 (Interest 100%)

PEL 104 was formerly known as Exploration Permit Area CO99-E. No significant activity during the quarter.

3.1.2 Otway Basin

PEL 27 (Interest 100.0%)

Interpretation and mapping of the Nampara Seismic Survey data is near completion.

PEL 32 (Interest 75.7143%)

Reprocessing of the entire Haselgrove and Balnaves 3D seismic surveys was completed in the quarter. Far and near offset volumes are being processed and interpretation of the newly reprocessed data is underway.

PEL 57 (Interest 50%)

A high resolution gravity survey was acquired over the Summer Hill lead, and the 74 km Honan's Scrub Seismic Survey was acquired over the Orana lead.

PEL 66 (Interest 70%)

Geological and geophysical studies to evaluate the prospectivity of the permit are planned.

PEL 72 (Interest 62.5%)

Origin withdrew from PEL 72 effective 25 March 2002. Documentation of the withdrawal is in progress.

PEL 83 (Interest 60%)

PIRSA has formally approved an application to vary the work program so that the Year 2 (1 well and geological and geophysical studies) and Year 3 (geological and geophysical studies) programs are swapped.

3.2 Queensland

3.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Origin Energy Resources Limited 16.5% and Oil Company of Australia Limited 0.2375%)

Two appraisal wells were drilled during the quarter, both being cased and suspended as future gas producers. One well was drilled in the Acrus field and the other well was drilled in the Karmona field.

ATP 259P (Origin Energy Resources Limited Block Interests 10-27%)

No significant activity during the quarter.

ATP 259P - Naccowlah Block (Oil Company of Australia Limited 0.5%)

No significant activity during the quarter.

OCA has now completed the sale of its interest in ATP259P Naccowlah Block and associated PLs (excluding SWQ Unit subleases) to Mawson Petroleum NL.

ATP 269P (Oil Company of Australia Limited 52.376% (Operator))

No significant activity during the quarter.

OCA has now completed the sale of its interests in the Bodalla assets including ATP269P to Beach Petroleum NL and Mawson Petroleum NL.

ATP 633P (Oil Company of Australia Limited 50% (Operator))

Awaiting grant of title. The Joint Venture has elected to enter into a group Right-To-Negotiate process under the Commonwealth Native Title Act in order to facilitate granting of the title and has met with the State Government and the land council to develop a process to expedite the Right-To-Negotiate process.

3.2.2 Surat Basin

No significant activity during the quarter.

ATP 212P (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator))

No significant activity during the quarter.

ATP 336P (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%)

No significant activity during the quarter.

ATP 375P (Oil Company of Australia Limited 100% (Operator))

No significant activity during the quarter.

ATP 470P Redcap & Rolston (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in ATP 470P Redcap; Oil Company of Australia Limited 100% (Operator) in ATP 470P Rolston)

No significant activity during the quarter.

ATP 471P Weribone Pooling Area (Oil Company of Australia Limited 50.64% (Operator))

No significant activity during the quarter.

ATP 606P (Oil Company of Australia Limited 68.6% (Operator))

No significant activity during the quarter.

ATP 631P (Oil Company of Australia Limited 72.4% (Operator))

No significant activity during the quarter.

ATP 680P (Oil Company of Australia Limited 100% (Operator))

No significant activity during the quarter.

ATP 692P (Oil Company of Australia Limited 50% (Operator))

A four hole production pilot program in the Talinga field continued during the quarter.

3.2.3 Bowen Basin

ATP 337P (Oil Company of Australia Limited 50%)

Detailed interpretation of specific high graded areas from the northern Denison aeromagnetic survey is continuing.

ATP 525P (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%)

Queensland Gas Company Limited informed OCA during this quarter that they would be withdrawing from the farmin.

OCA has applied to relinquish this permit.

ATP 526P (Oil Company of Australia Limited 7%)

Three exploration wells were drilled in ATP 526P during the quarter.

ATP 553P (Oil Company of Australia Limited 50%)

No significant activity during the quarter.

ATP 564P (Oil Company of Australia (Moura) Pty Ltd 50%)

Production testing of the Mungi 1 and Harcourt 1 exploration wells continued during the quarter.

Planning of a horizontal in seam well, to be drilled in July 2002 was progressed during the quarter.

ATP 584P (Oil Company of Australia Limited 63.6% (Operator))

The Friendly Hill 1 well commence drilling in June 2002.

ATP 592P (Oil Company of Australia Limited 63.6% (Operator))

An eight well exploration program on the Durham field was approved during the quarter with wellsite construction commencing during the quarter.

ATP 602P (Oil Company of Australia (Moura) Pty Ltd 100% (Operator))

No significant activity during the quarter.

ATP 623P (Oil Company of Australia Limited 72.4% (Operator))

No significant activity during the quarter.

ATP 701P (Oil Company of Australia Limited 98.3% (Operator))

Negotiations of an Indigenous Land Use Agreement (ILUA) with the native title claimants were progressed during the quarter.

3.3 Victoria

3.3.1 Otway Basin

PEP 159 (Interest 50%)

A Joint Venture meeting was held to review the results of prospect evaluation work and consider drilling candidates. A decision in regard to the prospect to be drilled in fulfilment of the Year 2 drilling obligation will be made in the next quarter.

PEP 152 (Interest 50.51%)

A Joint Venture meeting was held to review the results of prospect evaluation work and consider forward program. The Joint Venture will soon decide whether an application will be made for the Port Fairy 1 well, drilled during Year 2, to be regarded as satisfying the Year 3 drilling obligation, or whether an additional well or alternative program will be undertaken.

PEP 160 (Interest 40%)

The 210 km Casterton Seismic Survey was acquired by Operator Santos during the quarter.

PEP 150 (Interest 50%)

Prior to award of this permit it is necessary to proceed through the Right to Negotiate process or to reach an Indigenous Land Use Agreement in relation to Native Title claims over those parts of the permit that comprise Crown Lands. This process is continuing.

VIC/P43 (Interest 30%)

Studies by Woodside are in progress to assess the feasibility of developing the Geographe field. Evaluation of other prospectivity in the permit is continuing.

3.4 Tasmania

3.4.1 Otway Basin

T/30P (Interest 30%)

Studies by Woodside are in progress to assess the feasibility of developing the Thylacine field. Evaluation of other prospectivity in the permit is continuing.

3.4.2 Bass Basin

T/18P (Interest 41.4%)

Various studies and reprocessing are in progress to evaluate prospectivity. The Designated Authority has approved an application by the Joint Venture that the Year 4 and Year 5 work obligations, of drilling and studies respectively, be swapped.

3.5 Western Australia

3.5.1 Perth Basin

EP 320/L11 (Interest 67.0%)

Evaluation of the results from the recent drilling program is continuing.

An offer to renew EP 320 for a total of 16 blocks for a period of 5 years was received from the Department of Mineral and Petroleum Resources on 24 June and accepted by the Joint Venture on 12 July.

EP 413 (Interest 49.18%)

Planning for the drilling of Jingemia 1 5km to the southwest of Hovea 1, as the Year 3 commitment well, is ongoing. Building of the lease is expected to be complete by late July.

The well is scheduled to spud in the 3rd Quarter, after Hovea 3 in the nearby L1 licence area.

L1 and L2 (Acquiring 50% Interest)

Hovea 2 spudded on 23 June and at the end of the Quarter was preparing to pull out of the hole at a depth of 1035 metres.

Hovea 2 is being drilled as a vertical exploration well to test the potential of deeper plays in the Early Permian section below the oil zone intersected at Hovea 1. Subsequently the well tested at 16.5 million cubic feet per day from the High Cliff Sandstone and has been completed for future gas production.

Processing for the Hibbertia 3D seismic survey is continuing with a final data set expected during 3rd Quarter 2002.

EP 368 (Acquiring 15% Interest)

Documentation, formalising the agreement whereby Origin will acquire 15% equity in EP 368, has been stamped and registered and Origin is now on title.

A Joint Venture meeting to discuss the forward program for the permit is scheduled to be held in August.

WA 226P (Acquiring 57.5% Interest)

Documentation, formalising the agreement whereby Origin will acquire 57.5% and assume operatorship of WA 226P, has stamped and registered and Origin is now on title.

Agreement was reached in June with Apache Energy Limited for a subsidiary of Apache to earn an undivided 28.75% interest in WA 226P from Origin Energy. Under the terms of the farm-in, Apache will manage the drilling of the Morangie 1 well, scheduled during 4th Quarter 2002, as agent on behalf of Origin.

Origin Energy will remain Operator of the permit.

3.5.2 Carnarvon Basin

WA-8-L (Interest 10%)

Origin Energy Resources Limited (OERL) has finalised a Sale and Purchase Agreement with Santos Ltd with respect to OERL's equity in the licence.

3.6 Northern Territory/Western Australia

3.6.1 Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator is continuing to pursue marketing efforts to commercialise the field, including holding discussions with other operators in the area to investigate the possibility of incorporating Petrel into other developments and initiating a number of technical studies into alternative development and drilling concepts.

3.7 New Zealand

3.7.1 East Coast Basin

PEP 38328 (Interest 37.5%)

Interpretation of the reprocessed data, which began in March 2002, is ongoing. Significant improvements in seismic data quality have been achieved.

This work is being undertaken in conjunction with PEP 38332.

PEP 38332 (Interest 37.5%)

Interpretation of the reprocessed data, which began in March 2002, is ongoing. Significant improvements in seismic data quality have been achieved.

This work is to be undertaken in conjunction with PEP 38328.

PEP 38330 (Interest 22.5%)

The Waingaromia 2 well spudded 10 May 2002. The well was fully cored from 45m to a total depth of 502m, with minor gas shows recorded in highly fractured mudstones at several intervals. No significant sandstone reservoirs were penetrated. Minor oil shows from fractures were also reported.

The reports from Waingaromia-1 (drilled in the late 1980's) appear to have considerably exaggerated the oil shows and sandstone reservoirs penetrated in that well.

PEP 38718 (Interest 20%)

Reprocessing of approximately 200km of seismic data has been initiated, and is anticipated to be completed by the end of July 2002. Agreement has been obtained with New Zealand Crown Minerals that this will be undertaken in place of the existing commitment for 30km of seismic acquisition.

PEP 38728 (Interest 15%)

Following the completion of drilling operations at Makino-1 various analysis have been initiated and completed. A work programme and budget has been agreed by the Joint Venture to evaluate the results of the well to date and determine the value of sidetracking from the current location.

PEP 38729 (Interest 25%)

The Opito 1 well spudded on 28 April 2002, with a proposed TD of 3000m. The well is designed to test the Eocene Kapuni Group Sandstones below Triassic aged Murihiku Supergroup metasediments. By June 30 2002, the well was at 2613m.

Subsequently the well has been plugged and abandoned after failing to encounter significant hydrocarbon shows.

3.8 United States of America

3.8.1 Gulf of Mexico (Onshore)

Production commenced from the Burlington United Lands 1 well during the quarter. The well is currently producing at approximately 500 BOPD.

The Company has earned a 9.83% interest in the prospect area around the well.

4. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure A$'000	This Quarter	Previous Quarter	% Change	4th Quarter 2000/01	YTD 2001/02	YTD 2000/01
Exploration / Appraisal	10,739	9,574	12%	28,777	53,337	51,192
Development / Plant	25,544	12,691	101%	16,911	76,612	79,633
Total	36,283	22,265		45,688	129,949	130,825

The details of production and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated September 17, 2002 by William M. Hundy
Secretary

(Signature)